DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007286

January 29, 2004

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-29-2004

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2003

Dear Ms. Peterson:

This is in response to your letter dated December 22, 2003 concerning the shareholder proposal submitted to Occidental by Emil Rossi. We also have received letters on the proponent's behalf dated December 27, 2004 and January 16, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

797968

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

**Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Emil Rossi, a copy of which proposal is attached hereto as Exhibit A (the "2004 Rossi Proposal"), may properly be omitted from the proxy materials for the Company's 2004 Annual Meeting of Stockholders.

Occidental received the 2004 Proposal from Mr. Rossi with a cover letter dated October 7, 2003, a copy of which is attached hereto as Exhibit B (the "Rossi Letter"). Mr. Rossi has ceased to be a stockholder of record and did not submit proof of his stock ownership with his proposal. By letter dated, October 15, 2003, a copy of which is attached hereto as Exhibit C, Occidental requested a written statement of Mr. Rossi's compliance with Rule 14(a)(8)(b). A facsimile copy of a letter from Morgan Stanley confirming Mr. Rossi's ownership was received October 29, 2003 (Exhibit D).

The 2004 Rossi Proposal requests that the adoption maintenance or extension of any poison pill be submitted to a stockholder vote. The 2004 Rossi Proposal does provide that the directors have discretion "to set the earliest election date and in responding to shareholder votes".

Occidental believes the 2004 Rossi Proposal properly may be omitted pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented such Proposal; and Rule 14a-8(i)(3) because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials.

Discussion

A. Background.

Occidental Petroleum Corporation has not had a poison pill since 1996 when it let its shareholder rights plan expire, a fact which has been noted in Occidental's proxy materials since 1999. Accordingly, Occidental was surprised when the Company was selected to receive a proposal requesting the adoption of a policy on poison pills. However, the Board of Directors, in response to the degree of support the proposal received at the 2002 Annual Meeting and after consultation by the Nominating and Corporate Governance Committee with independent advisors, adopted a Policy on Stockholder Rights Plan, a copy of which is attached as Exhibit E (the "Poison Pill Policy"). The Poison Pill Policy essentially required the Nominating and Corporate Governance Committee to consider each year whether the Company should take any action with respect to a stockholder rights plan, whether the Company should condition adoption of such a plan on stockholder approval or whether the Company should take any action with respect to any such plan or any policy with respect thereto. One of the reasons the Poison Pill Policy took the form that it did was the Board's concern that there are circumstances under Delaware law when the Board may have a duty to consider and to adopt a poison pill and the Board did not want to violate such duty by adopting a policy that forbade adoption in those circumstances. The Poison Pill Policy was published on the Company's website, www.oxy.com.

In the Fall of 2002, Mr. Rossi and his representative Mr. Chevedden submitted a proposal for inclusion in the 2003 Proxy Materials that varied from his prior year's proposal that requested a policy and instead sought to prohibit the adoption or extension of a poison pill unless it had the prior approval of stockholders. The undersigned and the General Counsel of Occidental tried on more than one occasion prior to the 2003 Annual Meeting to discuss the Poison Pill Policy with Mr. Chevedden, including the reasons for the Board's concern about the prior stockholder approval requirement. Mr. Chevedden was unwilling to listen to these concerns or discuss any compromise language. Acknowledging the support that the proposal received at the 2003 Annual Meeting, the Chairman of Occidental announced at the Annual Meeting that the Board of Directors would reconsider the Poison Pill Policy. The Board did so and amended the Poison Pill Policy to provide:

> "In the event that the Board of Directors determines to adopt a Stockholder Rights Plan without prior stockholder approval, then in such event the terms of such Plan shall provide that the Plan shall automatically terminate on the first anniversary of the adoption of such Plan unless, prior to such anniversary, such Plan shall have been approved by the Company's stockholders."

A copy of the complete policy on the Stockholder Rights Plan, as amended (the "Amended Policy) is attached as Exhibit F and is also available on the Company's website.

B. The Proposal has been substantially implemented.

Rule 14a-8(i)(10) permits a registrant to omit a proposal from its proxy materials if the proposal has been substantially implemented by the issuer. The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See Texaco Inc., available March 28, 1991.

In this case, the 2004 Rossi Proposal requests that the Company submit "the adoption, maintenance or extension of any poison pill to a shareholder vote" and provides that "Directors have discretion to set the earliest election date." As noted above in paragraph A, the Amended Poison Pill Policy adopted by the Board earlier this year and available to all stockholders on the Company's website, www.oxy.com, requires that any Plan adopted by the Board without stockholder approval must have stockholder approval no later than the first anniversary following its adoption. Occidental believes that the Amended Policy substantially implements Mr. Rossi's 2004 proposal.

C. The Proposal is contrary to Rule 14a-9 and may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy materials if the proposal is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See Phoenix Gold International, Inc., available November 21, 2000; and Honeywell International Inc., available October 26, 2001 (the Staff allowed the deletion of certain statements that were false and misleading).

"I believe this level of shareholder support is impressive because this support followed our Director's opposition to the proposal – plus insiders own 17% of our stock."

Occidental believes that this statement is misleading for several reasons. First, the directors opposed the proposal both years and support for the proposal declined significantly from 2002 to 2003. The difference does not correlate to the insider's ownership. As disclosed in Occidental's 2003 Proxy Statement, as of February 28, 2003, all executive officers and directors as a group beneficially owned only 3.2% of the outstanding common stock. However, most of the shares reported as beneficially held were exercisable options. In fact, the percentage of shares eligible to vote held by the executive officers and directors as a group was less than 1% as of such date.

"This topic also won an overall 60% yes-vote at 79 Companies in 2003."

Occidental believe this statement is false and misleading. The Georgeson Shareholder Annual Corporate Governance Review 2003 lists 79 companies that received the proposal (see Exhibit G). Mr. Rossi's statement implies that the vote received 60% at each of these companies, which is not correct.

"I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill, with no subsequent vote, would not substitute for this proposal."

This statement implies that the Company did nothing in response to Mr. Rossi's last proposal. The Amended Policy has been posted on Occidental's website since at least July of this year, well before Mr. Rossi submitted this proposal. Moreover, Occidental believes that it is false and misleading to state that Occidental is taking action on the proposal to gain corporate governance ratings. Occidental has had a Code of Business Conduct that meets substantially all of the New York Stock Exchange's recently adopted requirements since 1997 and has published its Corporate Governance Policies in its proxy materials beginning in 1999 and on its website in 2001. All of this information was in Occidental's Annual Report to Stockholder's for the year ended December 31, 2002. However, Mr. Rossi refuses to give credit to the Company's strong governance record.

Finally, Occidental would like to note that Mr. Rossi has a long history of submitting proposals that contain statements that are false and misleading. See Occidental Petroleum Corporation, available January 30, 2003; Occidental Petroleum Corporation, available March 8, 2002; Allstate, available February 18, 2002; Exxon Corporation, available January 1, 1993; USX, available February 22, 1990; and BankAmerica Corporation, available March 17, 1988. Occidental believes that stockholder proposals serve an important function in communicating shareholder concerns to the Board of Directors and management. When a proponent repeatedly submits proposals that do not comply with the Commission's rules, it is an abuse of the system that requires companies to unnecessarily incur time and expense. The various Rossi family members submitted 42 proposals in 2003 and Mr. Chevedden, individually and through his Trust, submitted 31 proposals. These are sophisticated proponents who know the rules but choose to push the limits with misleading quotes and figures.

For the foregoing reasons, Occidental believes that the 2004 Rossi Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it violates the prohibition in Rule 14a-9 against false and misleading statements.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. John Chevedden (with a copy to Mr. Emil Rossi), with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit H.

Also enclosed are six copies of this letter with exhibits and copies of the no-action letters referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 15, 2004. Accordingly, we would appreciate receiving your response no later than March 1, 2004, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. John Chevedden
Mr. Emil Rossi

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
Phone: (310) 208-8800
Fax: (310) 443-6690, 443-6195

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7-03

cc: Donald De Brier
Corporate Secretary
FX: 310/443-6690
Linda Peterson
PH: 310-443-6189
FX: 310-443-6737

The attached shareholder proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 7, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	72%
2003	44%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal – plus insiders own 17% of our stock. Our Directors also had shareholders contacted for their vote-no pitch. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

10/14/2003 16:25 3103717872

EXHIBIT B

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
Phone: (310) 208-8800
Fax: (310) 443-6690, 443-6195

RECEIVED DEC 24 2003

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7-03

cc: Donald De Brier
Corporate Secretary
FX: 310/443-6690
Linda Peterson
PH: 310-443-6189
FX: 310-443-6737

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	72%
2003	44%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal – plus insiders own 17% of our stock. Our Directors also had shareholders contacted for their vote-no pitch. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. I believe our vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT C

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

October 15, 2003

Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

VIA EXPRESS MAIL

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

VIA FEDERAL EXPRESS AND FACSIMILE

Re: Stockholder Proposal for 2004 Annual Meeting

Dear Messrs. Rossi and Chevedden:

I am writing to acknowledge receipt on October 13, 2003, of the proposal submitted by Mr. Emil Rossi for the 2004 Annual Meeting of the Stockholders of Occidental Petroleum Corporation.

As shown on the attached account profile, our records indicate that Mr. Rossi ceased to be a holder of record of Occidental's Common Stock on April 22, 2003, three days before last year's Annual Meeting. This means that Occidental cannot verify that Mr. Rossi is eligible to submit a proposal. Accordingly, pursuant to subparagraphs (b) and (f) of Rule 14(a) (8) under the Securities Exchange Act of 1934, a copy of which is attached, please provide a written statement from the record holder of Mr. Rossi's securities that, since April 22, 2003, Mr. Rossi has held shares of Occidental Common Stock having at least $2000 in market value. The statement must be postmarked or transmitted electronically no later than fourteen days of the date you receive this notification.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Attachments

Sec/proxyRossi-101403.doc

bcc: D. P. de Brier
K. J. Huffman
C. H. Pauli
E. A. Easterly

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OCCIDENTAL PETROLEUM CORPORATION | **CUSIP: 67459910**

COMMON

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Shareholder Info ▶ Account Profile

| [Account Profile] | Certificate Details | Book Entry | Payment Details | Tax | Account Maintenance | Depository Details | Shareholder Search | Open ISD

(Print) (Export)

Name: EMIL ROSSI
Account Number: ROSSI—EMIL-0000
Old Account Number: 7777269550
Social Security/TIN: 569-22-6956
Investor ID: 1252-1419-2568
Notice Address:
EMIL ROSSI
PO BOX 249
BOONVILLE CA 95415-0249

Class: Individual Male
Last Activity: 04/22/2003
Date Closed:

Dividend Address:

Tax Category: No Withholding
Account Codes: Tefra Certified

Registered Shares:	.0000
Book Balance:	.0000
Conversion Balance:	.0000
Total:	.0000

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Terms and Conditions

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations

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Shipment Activity	Location	Date & Time
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FROM: (PLEASE PRINT) PHONE (310) 443-6169

Linda S. Peterson
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024

TO: (PLEASE PRINT) PHONE ( )

Emil Rossi
P.O. Box 249
Boonville, CA 95415

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Tracking number	841466108700	**Reference number**	40491677
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0251452522

EXHIBIT D

[illegible], #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1079

MorganStanley

RECEIVED
DEC 2 4 2003

October 27, 2003

To Whom It May Concern:

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account
on the respective dates:

March 7, 2003

1887 shares Gencorp Inc.
9984 shares Exxon Mobil Corp

March 21, 2003

528 shares Keyspan Corp
5121 shares Morgan Stanley
975 shares Burlington Northern Santa Fe Corp
6094 shares Allstate Corp
2780 shares Kinder Morgan Energy Ptrs LP
596 shares Entergy Corp New
1732 shares Energy East Corp
1357 shares Bank of America Corp
1100 shares Great Northern Iron Ore

April 14, 2003

3287 shares Sears Roebuck & Co.
415 shares Occidental Petroleum Corp DE
430 shares Newmont Mining Corp New
7000 shares Mesabi Tr CBI
180 shares Marathon Oil Co.
1000 shares PPL Corp

OXY

Post-it® Fax Note 7671	Date 10-27-03	# of pages ▶ 2
To Linda Peterson	From Jim Chandler	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 310-443-6570 -6737	Fax #	

cc: Emil Rossi

'03 OCT 29 PM 3:2

Received Oct-29-2003 04:19pm From-03103717872 To-OCCIDENTAL PETROLEUM Page 001

3000 shares	Plum Creek Timber Co Inc. REI
1000 shares	Terra Nitrogen Co LP Com Unit
800 shares	SBC Communications
1887 shares	Omnova Solutions Inc.

On March 21, 2000, Emil deposited 196 shares Catellus Development Corp. He subsequently purchased
304 Catellus on October 17, 2003, bringing his total position to 500 shares

On July 9, 2003, Emil purchased 1000 Schering Plough Corp.

On June 11, 2003, Emil journalled into this account 50 shares PG & E Corp and 300 shares Pinnacle West Capital Corp.

All quantities continue to be held in Emil's account as of the date this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

EXHIBIT E

OCCIDENTAL PETROLEUM CORPORATION
POLICY ON STOCKHOLDER RIGHTS PLANS

1. For the purposes of this Policy, the term "Stockholder Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the stockholders of Occidental Petroleum Corporation ("OPC"), designed to deter nonnegotiated takeovers by conferring certain rights on stockholders upon the occurrence of a "triggering event," such as a tender offer or third party acquisition of a specified percentage of stock.

2. The Nominating and Corporate Governance Committee shall annually consider whether the Company should adopt a Stockholder Rights Plan, whether the Company should condition adoption of a Stockholder Rights Plan on stockholder approval and whether the Company otherwise should take any action with respect to a Stockholder Rights Plan or any policy in respect thereof. The Nominating and Corporate Governance Committee shall report its recommendation to the Board of Directors.

3. The recommendation of the Nominating and Corporate Governance Committee and any action taken by the Board of Directors on such recommendation shall be reported to the stockholders of the Company by posting on the OPC website.

EXHIBIT F

Anti-takeover Measures

> Investor Relations: >Corporate Governance: >Corporate Governance Policies: > Anti-takeover Measures

---

POLICY ON STOCKHOLDER RIGHTS PLAN

Occidental has not had a Stockholder Rights Plan or "poison pill" since 1996, when it expired. (A Stockholder Rights Plan refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the stockholders of Occidental Petroleum Corporation, designed to deter non-negotiated takeovers by conferring certain rights on stockholders upon the occurrence of a "triggering event," such as a tender offer or third party acquisition or a specified percentage of stock.) The Company has made no efforts since then to replace the plan.

In response to a 2002 stockholder proposal, the Board of Directors adopted a policy on poison pills in 2002. Following is the policy as amended in 2003:

1. For the purposes of this Policy, the term "Stockholder Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the stockholders of Occidental Petroleum Corporation ("OPC"), designed to deter non-negotiated takeovers by conferring certain rights on stockholders upon the occurrence of a "triggering event," such as a tender offer or third party acquisition or a specified percentage of stock.
2. The Nominating and Corporate Governance Committee shall annually consider whether the Company should adopt a Stockholder Rights Plan, whether the Company should condition adoption of a Stockholder Rights Plan on stockholder approval and whether the Company otherwise should take any action with respect to a Stockholder Rights Plan or any policy in respect thereof. The Nominating and Corporate Governance Committee shall report its recommendation to the Board of Directors. In the event that the Board of Directors determines to adopt a Stockholders Rights Plan without prior stockholder approval, then in such event the terms of such Plan shall provide that the Plan shall automatically terminate on the first anniversary of the adoption of such Plan unless, prior to such anniversay, such Plan shall have been approved by the Company's stockholders.
3. The recommendation of the Nominating and Corporate Governance Committee and any action taken by the Board of Directors on such recommendation shall be reported to the stockholders of the Company by posting on the OPC website.

EXHIBIT G

Georgeson Shareholder

ANNUAL CORPORATE GOVERNANCE REVIEW

Shareholder Proposals and Proxy Contests

2003

Figure 14
VOTING RESULTS (SORTED BY PROPOSAL), 2003

			As Percentage of Shares Outstanding				As Percentage of Votes Cast		
Company	Proposal	Sponsor	For	Against	Abstain	Non-Vote	For	Against	Abstain
Tyco International	Exec. Comp., Performance-Based Compensation System	UBCJA	7.7%	62.3%	1.1%	17.9%	10.8%	87.6%	1.5%
Vectren	Exec. Comp., Performance-Based Compensation System	Sheet Metal Workers	13.5%	56.0%	2.3%	17.9%	18.8%	78.0%	3.2%
Verizon Communications	Exec. Comp., Performance-Based Compensation System	Laborers Int'l. Union of NA	13.8%	53.2%	1.9%	14.1%	20.1%	77.2%	2.8%
Wal-Mart Stores	Exec. Comp., Performance-Based Compensation System	UBCJA	5.2%	74.6%	0.9%	9.2%	6.4%	92.4%	1.2%
Yahoo	Exec. Comp., Performance-Based Compensation System	IBEW	6.0%	64.0%	1.2%	16.0%	8.4%	89.9%	1.7%
Alcoa	Exec. Compensation, Report on Highest To Lowest Paid	Catholic Funds	6.7%	69.1%	1.6%	9.4%	8.6%	89.3%	2.1%
AOL Time Warner	Exec. Compensation, Report on Highest To Lowest Paid	Capuchins, CBIS, Cath. Healthcare West	4.6%	58.8%	1.3%	19.5%	7.1%	90.8%	2.1%
Bristol-Myers Squibb	Exec. Compensation, Report on Highest To Lowest Paid	UFE/Responsible Wealth	8.5%	56.1%	1.7%	17.0%	12.8%	84.7%	2.5%
El Paso	Exec. Compensation, Report on Highest To Lowest Paid	Catholic Funds	16.8%	53.5%	2.6%	0.0%	23.0%	73.4%	3.6%
General Electric	Exec. Compensation, Report on Highest To Lowest Paid	Srs. Charity/Cincinnati	6.1%	55.8%	1.8%	19.4%	9.5%	87.7%	2.8%
Honeywell International	Exec. Compensation, Report on Highest To Lowest Paid	Providence Trust	9.8%	61.2%	2.2%	14.3%	13.4%	83.6%	3.0%
J.P. Morgan Chase	Exec. Compensation, Report on Highest To Lowest Paid	ICCR	5.6%	58.9%	1.9%	16.0%	8.5%	88.7%	2.8%
Abbott Laboratories	Exec. Compensation, Restrict	Individual - Friedman, R.	4.6%	66.5%	1.4%	13.6%	6.4%	91.7%	1.9%
American Express	Exec. Compensation, Restrict	Individual - Breuel, D.	2.5%	70.4%	1.5%	13.6%	3.3%	94.7%	2.0%
AmSouth Bancorporation	Exec. Compensation, Restrict	Individual - Shepherd, E.	8.2%	53.3%	1.9%	19.0%	12.9%	84.1%	3.0%
AT&T	Exec. Compensation, Restrict	CWA	5.1%	62.7%	1.9%	15.8%	7.3%	89.9%	2.7%
ChevronTexaco	Exec. Compensation, Restrict	Plumbers, Pipefitters	9.6%	56.5%	4.7%	15.3%	13.6%	79.8%	6.6%
Milacron	Exec. Compensation, Restrict	Individual - Sawzin, S.	29.9%	57.2%	2.2%	0.7%	33.5%	64.1%	2.4%
Mony Group	Exec. Compensation, Restrict	Individual - Kahn-Kirby, A.	15.9%	25.9%	4.4%	10.0%	34.4%	56.0%	9.6%
National Fuel Gas	Exec. Compensation, Restrict	Individual - Lee, C.	8.1%	55.4%	1.8%	22.2%	12.4%	84.9%	2.8%
SBC Communications	Exec. Compensation, Restrict	TIAA-CREF	23.2%	42.3%	2.3%	15.2%	34.2%	62.4%	3.3%
Selective Insurance Group	Exec. Compensation, Restrict	Individual - Soldoveri, J.	13.0%	63.5%	1.1%	8.9%	16.7%	81.9%	1.4%
Siebel Systems	Exec. Compensation, Restrict	TIAA-CREF	20.6%	34.9%	1.1%	28.8%	36.4%	61.5%	2.0%
Sprint	Exec. Compensation, Restrict	CWA	10.9%	63.6%	1.3%	13.6%	14.4%	83.9%	1.7%
St. Paul	Exec. Compensation, Restrict	Individual - Breyfogle, P.	4.5%	73.1%	1.0%	10.2%	5.8%	92.9%	1.3%
Verizon Communications	Exec. Compensation, Restrict	Individual - Scinaldi, L.	12.0%	55.5%	1.4%	14.1%	17.4%	80.5%	2.0%
Wal-Mart Stores	Exec. Compensation, Restrict	AFL-CIO	17.0%	62.8%	0.9%	9.2%	21.1%	77.8%	1.1%
Exxon Mobil	Exec. Compensation, Restrict Director	Individual - Case, D.	4.6%	59.8%	1.5%	17.1%	7.0%	90.8%	2.2%
J.P. Morgan Chase	Exec. Compensation, Restrict Director	Individual - Case, D.	5.0%	60.1%	1.4%	16.0%	7.5%	90.5%	2.0%
Berkshire Hathaway	Extend Contributions Plan To Class B Shareholders	Individual - Fried, C.	3.5%	74.2%	9.1%	0.0%	4.0%	85.4%	10.5%
AK Steel Holding	Golden Parachute, Approve Future	LongView	46.1%	31.7%	0.2%	15.8%	59.1%	40.6%	0.3%
Alcoa	Golden Parachute, Approve Future	AFL-CIO	49.1%	26.8%	1.5%	9.4%	63.4%	34.7%	1.9%
Boeing	Golden Parachute, Approve Future	Individual - Finnegan, T.	13.3%	49.0%	2.4%	19.2%	20.6%	75.7%	3.7%
Citigroup	Golden Parachute, Approve Future	SEIU	20.5%	44.9%	2.7%	15.8%	30.1%	65.9%	4.0%
Delta Air Lines	Golden Parachute, Approve Future	Airline Pilots	43.3%	36.4%	0.9%	14.6%	53.7%	45.1%	1.2%
General Electric	Golden Parachute, Approve Future	Teamsters	29.6%	31.7%	2.4%	19.4%	46.6%	49.7%	3.7%
Halliburton	Golden Parachute, Approve Future	LongView	25.1%	41.5%	1.6%	16.1%	36.8%	60.9%	2.3%
Hewlett-Packard	Golden Parachute, Approve Future	SEIU	36.6%	33.3%	1.1%	15.0%	51.6%	46.9%	1.5%
International Paper	Golden Parachute, Approve Future	AFL-CIO	46.8%	30.0%	1.8%	10.0%	59.6%	38.2%	2.3%
Massey Energy	Golden Parachute, Approve Future	LongView	50.2%	19.0%	0.4%	13.4%	72.1%	27.3%	0.6%
McKesson	Golden Parachute, Approve Future	Teamsters	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Raytheon	Golden Parachute, Approve Future	AFL-CIO	49.0%	24.8%	1.0%	12.7%	65.4%	33.2%	1.4%
Sprint	Golden Parachute, Approve Future	LongView	47.6%	27.1%	1.1%	13.6%	62.8%	35.8%	1.4%
Tyco International	Golden Parachute, Approve Future	AFL-CIO	40.4%	29.6%	1.0%	17.9%	56.9%	41.7%	1.4%
Union Pacific	Golden Parachute, Approve Future	LongView	49.7%	37.7%	1.1%	8.8%	56.1%	42.6%	1.3%
United Technologies	Golden Parachute, Approve Future	AFL-CIO	37.8%	32.1%	1.7%	9.1%	52.7%	44.9%	2.4%
Verizon Communications	Golden Parachute, Approve Future	BellTell Retirees	40.0%	27.4%	1.4%	14.1%	58.1%	39.8%	2.0%
Equity Office Properties Trust	Implement Policy On Related Party Transactions	SEIU	32.3%	45.8%	1.0%	8.8%	40.8%	57.9%	1.2%
Ford Motor	Investigate Family/Company Relationships	Individual - Chevedden, J.	14.6%	62.7%	1.5%	14.7%	18.5%	79.6%	1.9%
Kroger	Majority Vote Shareholder Committee	AFSCME	37.0%	41.4%	1.6%	9.7%	46.2%	51.8%	2.0%
General Motors	No Consulting By Accountant's Spin-Off	Individual - Davis, E.	4.8%	60.1%	1.7%	14.3%	7.2%	90.3%	2.5%
Coca-Cola	No Restricted Stock Grants	Individual - Shepherd, E.	3.9%	66.1%	1.3%	13.0%	5.5%	92.7%	1.8%
State Street Corp.	Opt Out Of State Takeover Statute	Individual - Jorstad, P.	32.5%	41.1%	1.0%	12.4%	43.6%	55.0%	1.4%
Raytheon	Pension Fund Reporting	Individual - Nogueira, B.	7.5%	66.0%	1.3%	12.7%	10.0%	88.2%	1.7%
Raytheon	Pension Fund Reporting	Individual - DiPaolo, T.	8.7%	64.8%	1.3%	12.7%	11.6%	86.6%	1.8%
Delta Air Lines	Pension Fund Surplus Reporting	Airline Pilots	24.0%	55.5%	1.2%	14.6%	29.8%	68.8%	1.4%
International Business Machines	Pension Fund Surplus Reporting	Individual - Parry, D.	10.8%	48.3%	1.7%	19.4%	17.8%	79.4%	2.8%
3M	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	43.6%	28.1%	2.4%	10.2%	58.9%	37.9%	3.2%
99 Cents Only Stores	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	30.5%	62.4%	0.2%	4.5%	32.8%	67.0%	0.2%

Continued on next page

Figure 14
VOTING RESULTS (SORTED BY PROPOSAL), 2003

Company	Proposal	Sponsor	As Percentage of Shares Outstanding				As Percentage of Votes Cast		
			For	Against	Abstain	Non-Vote	For	Against	Abstain
Alaska Air Group	Poison Pill, Redeem Or Vote On	Individual - Davidge, W.	56.7%	11.0%	0.5%	20.0%	83.1%	16.1%	0.8%
Allstate	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	46.5%	29.8%	1.3%	10.4%	59.9%	38.5%	1.6%
Altria Group	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	62.0%	0.9%	18.1%	0.0%	76.5%	1.1%	22.4%
AMR	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Arden Realty Group	Poison Pill, Redeem Or Vote On	SEIU	69.1%	14.1%	0.3%	7.4%	82.8%	16.9%	0.3%
AT&T Wireless Services	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	41.8%	29.7%	1.5%	13.5%	57.2%	40.7%	2.1%
Baker Hughes	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	60.4%	20.0%	0.7%	7.9%	74.5%	24.7%	0.8%
Boeing	Poison Pill, Redeem Or Vote On	Individual - Janopaul, J.	31.9%	31.0%	1.8%	19.2%	49.3%	47.9%	2.8%
Borders Group	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	55.9%	26.1%	0.2%	11.5%	68.0%	31.8%	0.2%
Bristol-Myers Squibb	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	45.2%	19.6%	1.5%	17.0%	68.1%	29.6%	2.3%
Calpine	Poison Pill, Redeem Or Vote On	Plumbers, Pipefitters	29.9%	13.8%	1.4%	47.9%	66.3%	30.5%	3.2%
Caterpillar	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	37.4%	39.4%	2.4%	11.5%	47.2%	49.8%	3.0%
Cheesecake Factory	Poison Pill, Redeem Or Vote On	Culinary Workers	35.9%	26.3%	0.2%	9.4%	57.6%	42.1%	0.2%
ChevronTexaco	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	39.2%	27.0%	4.6%	15.3%	55.3%	38.2%	6.5%
Circuit City Stores	Poison Pill, Redeem Or Vote On	AFSCME	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Continental Airlines	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	26.6%	10.2%	0.4%	42.3%	71.6%	27.4%	1.1%
CSX	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	55.7%	19.5%	1.7%	11.6%	72.4%	25.4%	2.2%
Delphi	Poison Pill, Redeem Or Vote On	Indiv. - Chevedden Family Trust	43.8%	28.5%	1.3%	13.6%	59.5%	38.8%	1.7%
Edison International	Poison Pill, Redeem Or Vote On	Individual - Rattner, R.	32.5%	19.2%	1.2%	7.8%	61.4%	36.3%	2.3%
El Paso	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	53.8%	17.8%	1.3%	0.0%	73.8%	24.5%	1.7%
Electronic Data Systems	Poison Pill, Redeem Or Vote On	Indiv. - Chevedden Family Trust	49.8%	24.4%	1.1%	14.2%	66.1%	32.4%	1.5%
Energy East	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	36.5%	31.6%	2.5%	14.8%	51.7%	44.7%	3.6%
Entergy	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	36.7%	40.2%	3.9%	7.3%	45.4%	49.8%	4.8%
Exxon Mobil	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	20.7%	43.6%	1.5%	17.1%	31.5%	66.2%	2.3%
FirstEnergy	Poison Pill, Redeem Or Vote On	Individual - Wolff, A.	48.2%	26.0%	2.3%	10.5%	63.1%	34.0%	3.0%
Flowers Foods	Poison Pill, Redeem Or Vote On	Gamco Investors	35.9%	40.0%	0.3%	11.3%	47.1%	52.5%	0.4%
Fortune Brands	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	45.8%	27.0%	1.7%	13.0%	61.5%	36.2%	2.3%
General Dynamics	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	41.0%	33.8%	0.9%	11.5%	54.1%	44.7%	1.2%
General Electric	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	29.9%	32.5%	1.3%	19.4%	46.9%	51.0%	2.0%
General Motors	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	21.1%	44.0%	1.5%	14.3%	31.7%	66.1%	2.2%
Genuine Parts	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	43.0%	22.8%	2.3%	12.5%	63.2%	33.5%	3.3%
Glatfelter	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	31.0%	48.8%	0.5%	11.4%	38.6%	60.8%	0.6%
Goodyear Tire & Rubber	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	32.2%	28.2%	2.2%	25.6%	51.5%	45.0%	3.5%
Great Atlantic & Pacific Tea	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Hercules	Poison Pill, Redeem Or Vote On	Gamco Investors	67.7%	16.6%	1.7%	0.0%	78.7%	19.3%	2.0%
Hewlett-Packard	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	39.0%	30.9%	1.1%	15.0%	55.0%	43.4%	1.6%
Home Depot	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	39.5%	21.7%	2.1%	23.8%	62.4%	34.3%	3.3%
International Business Machines	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	22.0%	37.1%	1.8%	19.4%	36.2%	60.9%	2.9%
J.P. Morgan Chase	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	45.0%	20.1%	1.3%	16.0%	67.8%	30.2%	2.0%
KeySpan	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	33.6%	30.2%	17.0%	2.3%	41.6%	37.4%	21.0%
Kilroy Realty	Poison Pill, Redeem Or Vote On	SEIU	69.5%	10.3%	0.4%	8.3%	86.7%	12.9%	0.5%
Kimberly-Clark	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	52.9%	22.3%	1.3%	11.9%	69.1%	29.2%	1.7%
Liberty	Poison Pill, Redeem Or Vote On	Gamco Investors	44.9%	44.5%	0.8%	3.9%	49.8%	49.3%	0.9%
Lockheed Martin	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	34.5%	42.5%	0.9%	10.6%	44.2%	54.5%	1.2%
Lowe's	Poison Pill, Redeem Or Vote On	Bricklayers	53.2%	22.6%	0.8%	14.4%	69.4%	29.5%	1.1%
Marathon Oil	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	55.7%	17.7%	1.6%	11.8%	74.3%	23.6%	2.1%
Mattel	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	53.6%	18.1%	2.3%	11.6%	72.5%	24.5%	3.1%
Maytag	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	44.2%	26.6%	1.7%	17.6%	61.0%	36.7%	2.3%
Mesa Air Group	Poison Pill, Redeem Or Vote On	Individual - Berberian, P.	47.7%	19.4%	0.3%	21.2%	70.8%	28.7%	0.4%
Murphy Oil	Poison Pill, Redeem Or Vote On	Plumbers, Pipefitters	41.3%	48.0%	0.3%	5.9%	46.1%	53.5%	0.3%
Northrop Grumman	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	55.0%	20.3%	1.4%	9.4%	71.7%	26.5%	1.8%
Northwest Airlines	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	35.1%	43.4%	0.2%	8.4%	44.6%	55.1%	0.3%
Occidental Petroleum	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	34.2%	42.3%	2.4%	10.0%	43.4%	53.6%	3.0%
Office Depot	Poison Pill, Redeem Or Vote On	Bricklayers	61.4%	16.6%	0.8%	8.9%	77.9%	21.1%	1.0%
Paccar	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	35.2%	47.6%	0.9%	7.1%	42.1%	56.8%	1.1%
Pep Boys-Manny Moe & Jack	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	51.0%	24.0%	22.2%	0.9%	52.4%	24.7%	22.9%
PG&E	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	36.1%	17.5%	1.5%	13.0%	65.6%	31.8%	2.7%
Pitney Bowes	Poison Pill, Redeem Or Vote On	AFSCME	48.5%	28.0%	1.4%	10.8%	62.2%	36.0%	1.7%
PPL	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	40.0%	36.1%	2.6%	8.7%	50.9%	45.8%	3.3%
Praxair	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	56.4%	19.4%	0.5%	7.0%	74.0%	25.4%	0.6%

Continued on next page

Figure 14
VOTING RESULTS (SORTED BY PROPOSAL), 2003

Company	Proposal	Sponsor	As Percentage of Shares Outstanding: For	Against	Abstain	Non-Vote	As Percentage of Votes Cast: For	Against	Abstain
R.H. Donnelley	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	42.0%	34.1%	16.3%	0.0%	45.4%	37.0%	17.6%
Raytheon	Poison Pill, Redeem Or Vote On	Indiv. - Chevedden Family Trust	54.4%	19.4%	1.0%	12.7%	72.7%	26.0%	1.4%
Ryder System	Poison Pill, Redeem Or Vote On	AFSCME	59.5%	18.2%	1.0%	9.9%	75.6%	23.1%	1.3%
Sabre Holdings	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	28.6%	49.3%	0.5%	7.1%	36.4%	62.9%	0.7%
SBC Communications	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	39.8%	25.8%	2.2%	15.2%	58.7%	38.1%	3.3%
Sears, Roebuck	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	35.1%	37.6%	1.7%	14.7%	47.2%	50.6%	2.3%
ServiceMaster	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	55.0%	6.5%	0.8%	16.8%	88.3%	10.5%	1.3%
Southwest Airlines	Poison Pill, Redeem Or Vote On	Individual - Chevedden, J.	45.0%	24.3%	0.5%	10.1%	64.5%	34.8%	0.7%
Thomas & Betts	Poison Pill, Redeem Or Vote On	Gamco Investors	48.6%	34.6%	0.7%	7.7%	58.0%	41.2%	0.8%
UST	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	46.7%	28.7%	1.3%	11.1%	60.9%	37.4%	1.6%
Visteon	Poison Pill, Redeem Or Vote On	Indiv. - Chevedden Family Trust	36.8%	19.8%	1.2%	20.6%	63.7%	34.2%	2.1%
Walgreen	Poison Pill, Redeem Or Vote On	IBEW	34.3%	33.1%	1.6%	16.0%	49.7%	48.0%	2.3%
Weyerhaeuser	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	44.1%	35.9%	0.4%	7.6%	54.8%	44.6%	0.6%
Woodward Governor	Poison Pill, Redeem Or Vote On	Individual - English, G.	39.8%	28.1%	13.6%	11.5%	48.9%	34.5%	16.7%
Wyeth	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	49.2%	16.9%	1.2%	10.2%	73.1%	25.1%	1.8%
Yahoo	Poison Pill, Redeem Or Vote On	LongView	40.0%	30.2%	1.0%	16.0%	56.2%	42.4%	1.4%
Zimmer Holdings	Poison Pill, Redeem Or Vote On	Individual - Rossi Family	51.5%	21.8%	13.5%	0.0%	59.4%	25.1%	15.5%
AT&T	Provide Pension Choices	Domini	5.7%	61.8%	2.2%	15.8%	8.2%	88.6%	3.1%
Boeing	Provide Pension Choices	Individual - Shuper, D. & G.	7.6%	55.2%	1.9%	19.2%	11.8%	85.3%	2.9%
Tyco International	Reincorporate From Bermuda to Delaware	AFSCME	17.9%	51.6%	1.6%	17.9%	25.2%	72.6%	2.3%
Cooper Industries Ltd.	Reincorporate To U.S. State	LongView	9.1%	70.0%	1.9%	9.7%	11.2%	86.4%	2.4%
Ingersoll-Rand	Reincorporate To U.S. State	AFSCME, Conn. Retirement Plans	30.5%	43.1%	1.4%	8.6%	40.7%	57.5%	1.8%
Alaska Air Group	Repeal Classified Board	Individual - Richner, W.	47.6%	20.2%	0.5%	20.0%	69.7%	29.6%	0.7%
Avon Products	Repeal Classified Board	Walden	63.8%	15.4%	0.7%	8.0%	79.8%	19.3%	0.9%
Baker Hughes	Repeal Classified Board	Individual - Mathis, H.	68.8%	11.5%	0.7%	7.9%	84.9%	14.2%	0.9%
Boeing	Repeal Classified Board	Indiv. - Chevedden Family Trust	35.7%	27.4%	1.6%	19.2%	55.1%	42.4%	2.5%
Calpine	Repeal Classified Board	IBEW	28.3%	15.3%	1.5%	47.9%	62.8%	34.0%	3.2%
Cheesecake Factory	Repeal Classified Board	Culinary Workers	38.4%	23.5%	0.5%	9.4%	61.5%	37.7%	0.7%
Covance	Repeal Classified Board	NYCERS	57.2%	21.3%	0.6%	12.2%	72.3%	26.9%	0.8%
Crescent Real Estate Equities	Repeal Classified Board	SEIU	49.8%	18.6%	0.7%	19.6%	72.1%	27.0%	0.9%
Delphi	Repeal Classified Board	Individual - Rossi Family	50.6%	21.7%	1.2%	13.6%	68.9%	29.5%	1.6%
Federated Department Stores	Repeal Classified Board	Individual - Davis, E.	68.8%	8.9%	0.7%	8.9%	87.8%	11.3%	0.9%
FirstEnergy	Repeal Classified Board	Indiv. - Chevedden Family Trust	46.6%	26.8%	3.0%	10.5%	61.0%	35.1%	3.9%
Gillette	Repeal Classified Board	Walden, Calvert	46.6%	26.7%	1.2%	12.9%	62.5%	35.9%	1.6%
Goldman Sachs Group	Repeal Classified Board	Individual - Davis, E.	33.8%	48.3%	1.1%	7.3%	40.7%	58.0%	1.3%
Greater Bay Bancorp	Repeal Classified Board	Individual - Armstrong, G.	36.5%	30.5%	1.4%	19.7%	53.4%	44.6%	2.1%
Honeywell International	Repeal Classified Board	Individual - Chevedden, J.	43.4%	28.2%	1.6%	14.3%	59.2%	38.6%	2.2%
Host Marriott	Repeal Classified Board	Individual - Davis, E.	39.5%	41.3%	0.4%	8.8%	48.6%	50.9%	0.5%
Luby's	Repeal Classified Board	Individual - Mathis, H.	40.6%	26.5%	1.7%	22.0%	59.0%	38.5%	2.5%
Lucent Technologies	Repeal Classified Board	Individual - Davis, E.	22.2%	15.4%	2.0%	35.4%	56.0%	39.0%	5.0%
Manor Care	Repeal Classified Board	NYCFire	52.9%	19.9%	0.9%	14.1%	71.8%	27.0%	1.2%
May Department Stores	Repeal Classified Board	Individual - Davis, E.	57.7%	22.6%	1.4%	8.1%	70.6%	27.6%	1.7%
Maytag	Repeal Classified Board	Indiv. - Chevedden Family Trust	42.5%	28.6%	1.3%	17.6%	58.7%	39.5%	1.7%
Merck	Repeal Classified Board	Individual - Davis, E.	40.9%	18.9%	1.7%	20.2%	66.5%	30.8%	2.7%
Norfolk Southern	Repeal Classified Board	Individual - Sawyer, H.	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Paccar	Repeal Classified Board	LongView	36.7%	46.3%	0.7%	7.1%	43.9%	55.3%	0.9%
Pan Pacific Retail Properties	Repeal Classified Board	Individual - Armstrong, G.	48.6%	14.6%	2.3%	12.7%	74.2%	22.2%	3.6%
Penney (J.C.)	Repeal Classified Board	Individual - Nystrom, G.	51.2%	27.6%	1.9%	8.4%	63.4%	34.2%	2.4%
PEPCO Holdings	Repeal Classified Board	Individual - Davis, E.	28.8%	38.1%	2.1%	18.5%	41.8%	55.2%	3.0%
Reebok International	Repeal Classified Board	Conn. Retirement Plans	51.2%	29.1%	0.6%	15.4%	63.3%	36.0%	0.7%
Safeway	Repeal Classified Board	LongView	44.3%	28.3%	0.7%	12.5%	60.4%	38.6%	0.9%
Saks	Repeal Classified Board	NYCERS	38.9%	41.4%	0.3%	7.6%	48.2%	51.4%	0.4%
Sears, Roebuck	Repeal Classified Board	Individual - Glotzer, M.	44.0%	28.7%	1.6%	14.7%	59.2%	38.7%	2.1%
Sempra Energy	Repeal Classified Board	Individual - Rossi Family	37.3%	29.3%	0.0%	16.9%	56.0%	44.0%	0.0%
Stanley Works	Repeal Classified Board	Conn. Retirement Plans, Calvert	42.5%	27.4%	0.7%	14.6%	60.2%	38.8%	1.0%
Starwood Hotels & Resorts Worldwide	Repeal Classified Board	Individual - Davis, E.	65.5%	16.9%	0.7%	6.5%	78.8%	20.3%	0.9%
Steris	Repeal Classified Board	NYCFunds	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Tellabs	Repeal Classified Board	LongView	44.9%	20.8%	0.7%	18.8%	67.7%	31.4%	1.0%
VF	Repeal Classified Board	LongView	46.1%	35.1%	0.8%	7.8%	56.2%	42.8%	1.0%
Weyerhaeuser	Repeal Classified Board	Individual - Naylor, B.	51.0%	29.0%	0.4%	7.6%	63.4%	36.1%	0.5%

Continued on next page

Figure 14
VOTING RESULTS (SORTED BY PROPOSAL), 2003

Company	Proposal	Sponsor	As Percentage of Shares Outstanding				As Percentage of Votes Cast		
			For	Against	Abstain	Non-Vote	For	Against	Abstain
Whole Foods Market	Repeal Classified Board	LongView	48.2%	31.0%	0.5%	18.2%	60.5%	38.9%	0.7%
Xcel Energy	Repeal Classified Board	Individual - Armstrong, G.	29.4%	26.6%	2.1%	25.6%	50.6%	45.7%	3.6%
Allied Waste Industries	Report On Efforts To Oppose Privatization	AFSCME	3.5%	77.5%	2.6%	11.9%	4.2%	92.7%	3.1%
Waste Management	Report On Efforts To Oppose Privatization	AFSCME	4.2%	64.9%	10.9%	9.1%	5.3%	81.1%	13.6%
Alaska Air Group	Report on Employee Stock Ownership	Individual - Robinson, A.	2.8%	64.6%	0.9%	20.0%	4.1%	94.6%	1.3%
Adobe Systems	Require Option Shares To Be Held	AFSCME	6.5%	65.9%	1.6%	14.3%	8.7%	89.1%	2.2%
Gateway	Require Option Shares To Be Held	AFSCME	8.8%	63.3%	1.8%	21.6%	11.9%	85.6%	2.5%
Maytag	Require Option Shares To Be Held	LongView	20.5%	49.1%	2.7%	17.7%	28.3%	68.0%	3.7%
Computer Horizons	Right To Call Special Meeting	Aquent	43.2%	14.9%	0.2%	2.9%	74.0%	25.5%	0.4%
Xerox	Right To Call Special Meeting	NYC Teachers	22.5%	45.5%	1.0%	19.7%	32.6%	66.0%	1.5%
Alaska Air Group	Study Sale of Company	Individual - Nieman, S.	1.6%	66.4%	0.3%	20.0%	2.3%	97.2%	0.5%
Unocal	Study Sale of Company	Individual - Steflik, L.	3.0%	72.5%	1.1%	11.2%	4.0%	94.6%	1.4%
Cheesecake Factory	Vote On All Stock-Based Compensation Plans	Culinary Workers	34.8%	26.9%	0.7%	9.4%	55.8%	43.1%	1.1%
Colgate-Palmolive	Vote On All Stock-Based Compensation Plans	Individual - Rossi Family	24.4%	40.9%	1.2%	11.9%	36.6%	61.5%	1.9%

EXHIBIT H

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

SEC MAIL RECEIVED
DEC 24 2003
187

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2003

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Ave., #205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2004 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Emil Rossi

1991 SEC No-Act. LEXIS 500

Securities Exchange Act of 1934 -- Rule 14a-8

March 28, 1991

[*1] Texaco, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 1991

Michael H. Rudy
Senior Attorney
Texaco, Inc.
2000 Westchester Ave,
White Plains, NY 10650

Dear Mr. Rudy:

This responds to your letter dated March 15, 1991. Your letter concerns a staff response dated March 6, 1991, that involved a shareholder proposal submitted to Texaco, Inc. (the "Company") by three religious organizations (the "Proponents"). That response indicated that the Division was unable to concur in your view that the Proponents' proposal could be excluded from the Company's proxy materials based on either rules 14a-8(c)(7) or (c)(10). You request reconsideration of the staff's position that the Proponent's proposal may not be omitted pursuant to rule 14a-8(c)(10). In conjunction with your request, we have also received a letter dated March 25, 1991, from the Proponents' counsel.

The Proponents' proposal requests that the Company subscribe to the "Valdez Principles." After considering your request, there appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(10). That provision allows the omission of a proposal that has been rendered moot. [*2] A proposal may be considered moot if the registrant has "substantially implemented" the action requested. Securities Exchange Act Release No. 19135 (08/16/83). The proposal presents the question of whether the Company should subscribe to a set of environmental guidelines which suggest implementing operational and managerial programs as well as making provision for periodic assessment and review. You indicate that the Company has adopted policies, practices and procedures with respect to the environment and provide a detailed summary comparing the Company's policies, practices and procedures with the guidelines under the proposal. The staff notes your representations that the policies, practices and procedures administered by the Company address the operational and managerial programs as well as make provision for periodic assessment and review as outlined by the guidelines in the proposal. In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. Based on the information provided, it appears that the Company has rendered [*3] moot the proposal which presents the question of whether such guidelines should be implemented. Accordingly, the staff will not recommend enforcement action to the Commission if the Proponents' proposal is omitted from the Company's proxy materials.

Sincerely,

William E. Morley
Chief Counsel-Associate
Director (Legal)

INQUIRY-1: Texaco Inc
2000 Westchester Avenue
White Plains NY 10650

March 15, 1991

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

REQUEST FOR RECONSIDERATION

Dear Sirs:

This is a request that you reconsider your response to Texaco Inc. ("Texaco") of March 6, 1991, in which you decline to concur with Texaco's view, expressed in our submission of December 26, 1990, that a shareholder proposal (the "Proposal") regarding the "Valdez Principles," a copy of which is attached (Tab 1), is excludable from Texaco's 1991 proxy materials. The Proposal was co-filed by three shareholders of Texaco, who along with their attorney, are being sent a copy of this letter. I am also enclosing five additional copies of this letter.

The basis for our request for reconsideration [*4] is the omission from our December 26, 1990 submission of a complete description of Texaco's program of periodic disclosure and compliance review with respect to its environmental programs. It appears that the Staff's response was based on the assumption that Texaco's policies and procedures for monitoring its compliance with applicable environmental laws and regulations entailed the use of only in-house personnel. That is not the case. In addition, it appears that the Staff has not fully considered the very complete program Texaco has in place regarding public disclosure of its environmental policies and of its compliance with those policies.

We believe that these policies and practices fully address the Staff's concerns with respect to disclosure and compliance, and, together with the policies and practices described in our December 26, 1990 submission to you, render the Proposal moot.

Disclosure

Texaco is confident that it has one of and perhaps the most comprehensive program for disclosure of its environmental policies and practices in the industry, a program which goes even further than do the Valdez Principles on this subject.

Its program of disclosure to employees [*5] is extensive. Approximately two years ago, Texaco developed and distributed to all of its managers, worldwide, a Texaco Public Relations Crises Management Manual. That Manual details Texaco's policies with respect to dealings with the public, its employees and the media in the wake of incidents, such as oil spills, releases of pollutants, and water contamination, and with respect to issues such as environmental matters. Among the mandates enunciated in this Manual is to "proactively communicate with the press" and "communicate with employees about the situation early and often." That Manual is being used as a text in a continuing training program for Texaco managers from around the world. Excerpts from the Manual are attached. (Tab 2) We will provide a complete copy of this confidential Manual to the Staff should you desire to review it.

Likewise, Texaco's National Contingency Plan (Tab 3) provides that after an oil discharge occurs Texaco personnel are to, among other steps, "establish a communications link with the media relations personnel of cognizant government agencies," "establish a media relations communications center," "establish a communications link . . . to ensure the [*6] most recent facts are available to the media and general public," "communicate with company employees about the situation early and often," and "respond promptly to inquiries from elected officials . . . so they can respond to their constituents and the news media." Texaco adheres to this same program in responding to all kinds of environmental incidents; it is not confined to oil spills.

Texaco's program of periodic and regular disclosure to its shareholders and other members of the public is equally extensive. A sampling of recent Texaco publications is attached. I believe that this sampling demonstrates Texaco's commitment to keeping its many constituencies apprised of Texaco's policies and practices with regard to protection of the environment. From these materials you will note:

-In January 1990 Texaco's President and its Chairman wrote to all Texaco stockholders (Tab 4), advising them about expenditures being made for environmental matters and the establishment of a new Environmental Safety and Health Division.

-Later in 1990 Texaco distributed to its employees, stockholders, customers and other interested persons the first issue of its Environment Health & Safety Review. [*7] (Tab 5)

-Each year Texaco writes to its employees and opinion leaders in the media and the investment community in the "Texaco Today" about subjects concerning the environment. Excerpts from the 1988, 1989, and 1990 issues are attached. (Tab 6)

-In April 1990 Texaco widely distributed a pamphlet entitled "Texaco and the Environment" (Tab 7) emphasizing its commitment to the protection of the environment. n1

-In May 1990 Texaco produced a film regarding its emergency preparedness programs which it has shown to a wide variety of audiences around the country.

-Each year Texaco's Annual Report and Form 10-K contain, as required by regulation, disclosures regarding environmental expenditures and proceedings regarding environmental incidents.

n1 Parenthetically, we should note that Texaco does not retaliate against employees that report hazardous conditions. Such conduct would clearly be illegal under various Federal and state laws. See, for example, the Occupational Safety and Health Act of 1970, *29 U.S.C. § 660*(c); The Federal Water Pollution Control Act, *33 U.S.C. § 1367;* The Air Pollution Prevention and Control Act, *42 U.S.C. § 7622;* The Energy Reorganization Act of 1974, *42 U.S.C. § 5851;* The Railroad Safety Act, *45 U.S.C. § 441*(a); The Fair Labor Standards Act of 1938, *29 U.S.C. § 15*(a)(3); The Longshore and Harbor Workers' Compensation Act, *33 U.S.C. § 948*(a); California, Cal. Lab. Code § 1102.5; Connecticut, Conn. Gen. State. Ann. § 31-51m; Florida, Fla. Stat. Ann. § 112.3187; Hawaii, [1987] Haw. Sess. Laws, Act 267; Louisiana, La. Rev. Stat. Ann. § 1074.1(2); Maine, Me. Rev. Stat. Ann. tit. 26, § § 832,833; Michigan, Mich. Comp. Laws Ann. § § 15.361 to 15.369; Minnesota, Minn. Stat. Ann. § § 181.931 to 181.935; New Hampshire, N.H. Rev. Stat. Ann. § § 275-E:1 to E:7; New Jersey, N.J. Stat. Ann. § 34:19-1; New York, N.Y. Lab Law § § 740(1) to (7); Ohio, Ohio Rev. Code § § 413.51 to 413.53; Oklahoma, Okla. Stat. Ann. 51 28 (West 1984); Washington, Wash. Rev. Code Ann. § § 42.40.010 to 42.40.900; and Wisconsin, Wis. Stat. Ann. § § 104.10, 111.06(2)(h).

[*8]
The above are only a few examples of the many publications and communications which Texaco is regularly making and will continue to make regarding the environment and Texaco's programs to protect it. In addition, Texaco makes prompt oral and written notification to applicable public agencies immediately upon the occurrence of any incident which effects the environment, as required by law.

Texaco has also made substantial disclosure to the Proponents, in writing to J. Andy Smith III and to Tim Smith, (Tab 8) both of whom have represented the Proponents, keeping them apprised of Texaco's progress regarding its environmental programs and has offered to continue to communicate with them to enhance that dialogue.

Compliance Assessment and Annual Audit

Texaco's environmental auditing program began in the United States in 1983 as an internal auditing program. This program was designed with the assistance of the world-renowned consulting firm of Arthur D. Little ("ADL") (Tab 9). In 1986 it was extended to Texaco's European operations, and in 1988 it was extended to Texaco's Latin America and West Africa operations.

In 1989 Texaco entered into a contract with ADL to critique Texaco's [*9] auditing program and develop an enhanced environmental auditing program. (Tab 10) The objective was to develop a program to assess compliance by each Texaco facility with all environmental laws and regulations, company environmental policies and good operating practices - in short, a "Cadillac" program. The program was to be a program to ensure achievement of Texaco's policy of "compliance plus", to identify situations with potential impact on the environment, to ensure that there were auditing and compliance systems in place and functioning and to appropriately manage environmental risks.

ADL and Texaco developed that new program, and in 1989 Texaco adopted it.

The program contains Texaco's Policies, a recitation of all applicable laws, regulations and prudent business practices, called Protocols (Tab 11), and detailed instructions to the auditors, called Guides, on how to conduct an audit at each type of facility and in each environmental area. n2 The audits are conducted strictly in accordance with the Guides, primarily by Texaco employees, because of their familiarity with the operation of the facilities. ADL employees participate as members of some audit teams at randomly [*10] selected facilities and in some cases lead audit teams. At the termination of each audit, a written audit report is prepared by Texaco's Environmental Health and Safety ("EH&S") Division. In this auditing function, this division operates independently of Texaco's operating divisions. The audit report, together with recommendations for remedial action, is then sent to the audited facility and the executive management responsible for that facility. Procedures are also in place for follow-up review by the EH&S Division to ensure that all deficiencies are resolved.

n2 There are separate audit guides for, among other things, Air Pollution Control, Drinking Water Management, Community Right to Know, Underground Storage Tanks, Spill and Emergency Planning and Control, Solid and Hazardous Waste Management, Marine Oil Transfer Facilities, PCB Management, Air Quality, Corporate Environmental Incident Reporting, Drilling Reserve Pits and Production Pits, NPDES Permits, SARA Title III, Spill Prevention Control and Countermeasure, Underground Injection Control, and Marine Vessel Operations. Samples of two of such Guides are attached. (Tab 12)

During 1990, ADL reviewed Texaco's implementation [*11] of the expanded Texaco audit program for the period January 1, 1989 to October 26, 1990. That review encompassed the Policies, Protocols and Guides and Texaco's compliance with them, as reflected in the audit reports and as witnessed by ADL's participation in the audits. The results of that review are reflected in ADL's letter of October 26, 1990, in which ADL states that in their opinion "Texaco's Environmental Audit Program ranks as one of the leading programs in the petroleum industry." (Tab 13)

ADL's involvement (or the involvement of a comparable firm) in the Texaco program will continue in the years ahead. Texaco's Board of Directors is committed to this program and ADL's advisory and monitoring role in it. In addition, Texaco's Public Responsibility Committee of its Board of Directors, established in 1989 and composed entirely of independent outside directors, is likewise committed to maintaining and improving this program of internal and external monitoring and receives periodic reports on Texaco's audit program.

Conclusion

We ask the Staff to carefully review the enclosed materials. We believe that they compel a conclusion that the Staff should reverse the position [*12] reflected in its March 6, 1991 letter.

The Proposal requires the Company to become a signatory to the Valdez Principles. As demonstrated above and in our December 26, 1990 submission, the Company has already substantially implemented the Proposal and, therefore, the Proposal is properly excludable as moot under Rule 14a-8(c)(10). Accordingly, it is my opinion that the Proposal may be omitted from the Company's 1991 Proxy Statement and form of Proxy pursuant to Rule 14a-8 of the Commission's Proxy Rules.

Request for Expedited Consideration

Texaco's Annual Meeting is scheduled for May 14, 1991. We would like to be in a position to commence mailing our proxy materials on March 28, 1991. This would require that printing commence on or about March 27, 1991. Therefore, a response from the Staff by March 25, at the latest, is respectfully requested. Of course, we will provide you with any additional information or materials you wish and will meet with you if you believe that would be helpful to you.

Very truly yours,

ATTACHMENT

PAUL M. NEUHAUSER
ATTORNEY AT LAW
914 HIGHWOOD STREET
IOWA CITY, IOWA 82240

Office Phone
319-335-9076

March 25, 1991

Securities & Exchange [*13] Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: John C. Brousseau, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Texaco, Inc.

Dear Sir/Madam:

I have been asked by The American Baptist Home Mission Societies, the Sisters of Charity of Saint Vincent de Paul and the Sisters of Providence Community Support Trust (which Protestant and Roman Catholic religious institutions are hereinafter referred to as the "Churches"), each of which is the beneficial owner of shares of common stock of Texaco, Inc. (hereinafter referred to as "Texaco" or the "Company"), and who have jointly submitted a shareholder proposal to Texaco, to respond to the letter dated March 15, 1991, sent to the Securities & Exchange Commission by the Company, in which Texaco requests reconsideration of the Staff letter dated March 6, 1991 (the "Staff Determination"), denying Texaco's request for a no-action letter on the ground that the Churches' shareholder proposal is moot and may therefore excluded from the Company's 1991 proxy statement by virtue of Rule 14a-8(c)(10).

I have reviewed the shareholder proposal, as well as the aforesaid letter sent [*14] by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Staff Determination was correct and that the Churches' shareholder proposal is not moot.

I

The Company has supplied additional information pertaining to the question of mootness, including the fact that the Company's environmental procedures have been reviewed by Arthur D. Little. For the reasons set forth below, we believe that (i) the retention of Arthur D. Little does not moot the Churches' shareholder proposal because the Company has not agreed to the type of compliance review called for the Valdez Principles and (ii) the Valdez Principles require important types of periodic disclosures which the Company has not agreed to make.

As far as compliance review is concerned, it should first be noted that in connection with the Sullivan Principles, the Staff held that a proposal that an issuer submit to independent monitoring of its South African operations was not substantially duplicative of a proposal that the issuer sign the Sullivan Principles themselves. Echin, Inc. (September 24,

1986); The Timkin Company (January 6, 1986). We believe that the reasoning behind [*15] those letters is equally applicable in the instant situation. The reason for those holding undoubted was that in order for auditing results to have any utility, there must either be uniformity among the auditors as to how they go about their task (e.g., generally accepted auditing standards and generally accepted accounting principles) or there must be only one auditor which will itself apply uniform standards. Since there is no uniformly agreed upon auditing standards in the environmental arena, the fact that a specific issuer has engaged an outsider to examine its environmental activities does not moot a request that that issuer join a consortium which will provide a uniform system by which that issuer can be measured in comparison with other issuers. Since the need for standardized evaluation is as important as the need for an external monitor (and was one of the prime motivating factors leading to the creation of the Valdez Principles), the Churches' shareholder proposal has not been mooted by the hiring of Arthur D. Little. Therefore, the compliance review undertaken by Texaco cannot moot the Churches' request that the Company sign the Valdez Principles and thereby submit to [*16] a uniform system of compliance review.

In addition, the Company's compliance review program is applicable to only a portion of Texaco's worldwide activities. The Arthur D. Little audit applies only to Texaco's direct operations in the United States, Latin America, Europe and West Africa. There is no auditing of Texaco's operations in the Middle East, Asia or the remainder of Africa, all areas were Texaco has extensive operations. One reason why these regions are omitted is that the Arthur D. Little audit appears to cover only those operations of Texaco which are directly owned by the Company. However, most of Texaco's operations outside the United States are carried on through Caltex, a 50% owned joint venture with Chevron. Caltex is one of the largest petroleum companies in the world, with 1989 sales of $ 11 1/2 billion. The financial statements of Caltex appear in Texaco's 10-K. The apparent omission of the Caltex operations from the Arthur D. Little compliance review renders it, at best, a partial and crippled compliance review. The Arthur D. Little review also may omit the operations of Star Enterprise, a joint venture with Saudi Refining Inc., which owns refineries in the United [*17] States. Furthermore, even directly owned operations in much of Asia are not covered. Thus, even if the Arthur D. Little audit purported to copy the Valdez Principles in every other respect, it would not moot the Churches' proposal since the Arthur D. Little compliance review covers only a fraction of Texaco's worldwide activities. In contrast, the Valdez Principles have worldwide applicability.

Thirdly, Texaco has made no representation that it will continue in future years to employ Arthur D. Little to monitor its operations.

Since the Arthur D. Little review is not part of a standardized process whereby comparisons among issuers can readily be made; since the Arthur D. Little review does not cover all of Texaco's operations, either worldwide or, apparently, in the United States; and since Texaco has made no commitment to continue this review in the future, the compliance review which Texaco has instituted does not moot the Churches' shareholder proposal.

As far as periodic disclosure is concerned, the availability of a four sentence certification from Arthur D. Little is no substitute for public disclosure. There can be no accountability either to the shareholders or to the public [*18] unless there is disclosure of the underlying factual data. Unlike audits performed by CPAs (where the financial statements are made available and not just the auditor's certificate) and unlike the evaluations made by Arthur D. Little under the Sullivan Principles, there is no reporting (other than the certificate itself) of the findings of the audit either to the shareholders or to the public. Without the disclosure of at least some of the underlying data, or at least some summary description of the issuer's performance, there can be no comparisons, either within a given industry and across industry lines. Therefore, the existence of the Arthur D. Little review does not in and of itself provide any additional periodic disclosure and therefore does not provide any evidence to support an argument that there has been substantial compliance with the Churches' request for additional environmental disclosure.

In addition, the disclosures described in the Company's letter of March 15, 1991, and the related Tabs, deal exclusively with three matters. First, there are items dealing with Crisis Management, i.e. with the steps to be taken, including the disclosures to be made, in connection with [*19] coping with some environmental catastrophe. (See Tabs two and three.) Since these items deal only with the rare catastrophic event, they do not address the need for ongoing disclosures to the public about environmental matters. Secondly, there are Tabs which purport to deal directly with environmental matters. Some of these are of a very general or "PR" nature. (See Tabs four, six and eight.) Others provide a more in-depth view of Texaco's environmental efforts. (See Tabs five and seven.) But even these documents are totally lacking in detail. For example Tab seven's description of the Company's activities in the area of Waste Reduction consists, in its entirety, of the following sentence: "In 1988, Texaco launched Wipe Out Wast (WOW), a program designed to contribute to a cleaner environment by reducing the waste produced in all aspects of the company's operations." In short, Tab seven is a listing of both projects and platitudes, neither of which, however laudable, provides the public or the shareholders with the type of hard, factual data called for by the Churches' shareholder proposal. Tab five is a beautifully produced piece. It is far longer than the other Tabs and [*20] contains at least some new information. Nevertheless, although a very slick piece, it contains very little hard data and thus falls far short of the disclosure which is called for by the Churches' shareholder proposal. Furthermore, Tab five contains no undertaking to provide on an ongoing basis the type of periodic, hard data needed to moot the Churches' shareholder proposal. (Nor does any other document supplied by Texaco). Finally, there are the five Tabs dealing with the Arthur D. Little audit. Tab nine is Arthur D. Little's sales brochure, in which it describes to prospective customers its environmental audit program. Tab ten is Arthur D. Little's proposal to Texaco of a letter agreement to retain them as environmental consultants-auditors for the year 1991. Tabs eleven and twelve are the audit guidelines, while Tab thirteen is Arthur D. Little's certificate. None of these five Arthur D. Little documents even addresses the question of disclosure. Similarly, Texaco's letter of March 15 itself merely summarizes the Tabs and provides no independent, additional information, other than to note that Texaco has made a film on Crisis Management and that Texaco complies with the law by [*21] providing certain rather limited environmental information in its 10-K. In short, despite the Company's request for reconsideration of the Staff Determination, the Company has not provided any additional information indicating that it is prepared to make disclosure of any hard data concerning its activities. On the contrary, as noted in its letter dated September 25, 1991 (Tab eight), it believes that its environmental audit results should not be "made public because we feel strongly . . . that to do so would be counterproductive to the interests of the stockholders and to the prompt identification and correction of problems."

In summary, only Tab five provides any additional disclosure, and that Tab is not a policy or promise to provide any data in the future. On the contrary, Texaco has explicitly stated that it will not provide disclosure of the type requested.

In light of the aforesaid fundamental differences with respect to compliance review between the Valdez Principles on the one hand and the Arthur D. Little audit on the other, and in light of the fact that the Company has failed to identify any additional periodic disclosure to which it is committed, it should be apparent, [*22] even without a detailed point by point comparison of the Texaco's environmental policies and principles with the ten Valdez Principles, that the Churches' shareholder proposal has not been substantially implemented and that therefore Rule 14a-8(c)(10) is inapplicable to the Churches' shareholder proposal.

II

In its previous letter on this matter, the Staff stressed the elements of periodic disclosure and compliance review. These matters have been discussed in Part I of this letter. In order to moot the Churches' shareholder proposal, however, it is necessary, but not sufficient, that there be periodic disclosure and compliance review. In addition, there must also be substantial implementation of the substantive operational and managerial programs set forth in the Valdez Principles. A comparison of the Company's policies and principles with the ten Valdez Principles establishes beyond any doubt whatsoever that the Churches' shareholder proposal has not been substantially complied with by Texaco. Except as otherwise noted below, the new materials presented by Texaco in its request for a rehearing have not provided additional information of the type which would indicate that Texaco has [*23] already adopted the policies called for by the Valdez Principles.

The first Valdez Principle calls on signatories to strive to <u>eliminate</u> all pollution and to safeguard habitats. The various Texaco principles and guidelines (which were submitted with Texaco's original request for a no-action letter and which are hereinafter referred to as the "Texaco Guidelines") do not set as a goal the elimination (or even the minimization) of pollution. They merely recite that they will "reduce" pollution. Furthermore, the Guidelines make no mention whatsoever of habitats, although Tab five contains many fine pictures of one attempt to re-establish a habitat at a Star Enterprise jointly owned facility in Texas. Furthermore, neither the greenhouse effect nor ozone layer depletion are mentioned in the Texaco Guidelines.

Neither of the two matters covered by the second Valdez Principle, namely the sustainable use of natural resources and the conservation of non-renewable resources, is covered by any of the language quoted from the Texaco Guidelines. (The reference to conserving energy is a far more limited concept than the conservation of all non-renewable resources.)

The third Valdez Principle [*24] has three parts: (i) minimize creation of waste; (ii) recycle materials; and (iii) dispose of waste safely. The Texaco Guidelines do not deal with either part (ii) or with part (iii).

As to the fourth Valdez Principle, the Texaco Guidelines make no reference whatsoever to that portion of the Fourth Valdez Principle which calls for the maximization of energy efficiency in all products sold by Texaco. Furthermore, the Texaco Guidelines appear to denigrate the use of sustainable resources, rather than encouraging them.

The Company's own policy statements and the Chemical Manufacturer's Principles give Valdez Principle Five a glancing blow, at best. Although the Petroleum Institute's Principles appear to score a fairly direct hit, those Principles neither extend worldwide nor to Texaco's non-petroleum operations. The request for rehearing does provide new matter dealing with preparedness for emergencies as well as some additional information about the importance of risk reduction. (See Tab five.)

With respect to Valdez Principle Six, one again the Texaco Guidelines have struck a glancing blow, at best. Although that portion of Principles Six which deals with selling safe products is addressed [*25] directly by Texaco's own policy statements, there is neither a reference to safety as the product is "commonly used" (as opposed to "handled according to recommended procedures"), nor to informing customers of the environmental impact of the product. The new materials dealing with Crisis management talk about the need to provide information after the disaster has occurred and do not address the requirement of Principle Six that information be made available to the public before anything goes wrong.

Valdez Principle Seven calls for (i) restoring the environment and (ii) providing compensation, in each case if the issuer causes harm to the environment. Nothing in the Texaco Guidelines addresses these matters.

Principle Eight of the Valdez Principles calls both for information about the potential dangers of an operation (e.g. that dangerous chemicals are used in a given process) and for information about any actual incidents (e.g. a chemical spill). In contrast, the Texaco Guidelines appear to cover only one of these matters, and then only in certain industries since Texaco's policies do not appear to address this matter. Tabs two and three expands on this one matter by providing [*26] some additional information on crisis management procedures. Furthermore, Principle Eight requires explicit protections for whistle blowers, a topic not addressed anywhere in the Texaco Guidelines. Although the Company's letter of March 15 lists a series of whistle-blower statutes on page three, none of these statutes are applicable to the Company's worldwide operations and many of them may be restricted is scope.

As far as Principle Nine is concerned, there is nothing in the Texaco Guidelines that indicates that either the Board or the CEO will be kept informed on environmental matters on a regular basis. Furthermore, the Company appears to concede that there is no Board member specially qualified in environmental matters.

Principle Ten calls for work toward establishing a system of independent environmental audits (analogous to a CPA's independent financial audit) and annual disclosure of an environmental audit. The new materials clearly establish that Texaco has taken some steps to comply with the first of these matters, but that it is adamantly opposed to the second of them. (See the discussion of these matters under part I of this letter.)

In summary, the foregoing comparison [*27] of the Valdez Principles with the Texaco Guidelines proves conclusively that not even one out of the ten Valdez Principles has been fully mooted by the Texaco Guidelines. Two of the Principles (numbers two and seven) are not addressed anywhere in the Texaco Guidelines or in the supplemental information provided. Overall, it is still our estimate that the Texaco Guidelines address only about half of the matters contained in the Valdez Principles. And among the omitted half are many of the most important aspects of the Valdez Principles. Consequently, the Texaco Guidelines bear little or no resemblance to the Valdez Principles. In short, the adoption by Texaco of the Texaco Guidelines does not "substantially implement" the Valdez Principles. Therefore the adoption of the Texaco Guidelines does not render the Churches' shareholder proposal moot. Texaco has failed to carry its burden of proving that the Churches' shareholder proposal may be excluded by application of Rule 14a-8(c)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 [*28] with respect to any questions in connection with this matter or if the staff wishes any further information.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

2000 SEC No-Act. LEXIS 952

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9, 14a-8(i)(8)

November 21, 2000

[*1] Phoenix Gold International, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 21, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phoenix Gold International, Inc.
Incoming letter dated October 6, 2000

The proposal recommends that the board of directors take the necessary steps to provide for cumulative voting.

We are unable to concur in your view that Phoenix Gold may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal and supporting statement must be revised to:

. delete the portion of the proposal stating "permitting outside shareholders the opportunity to elect a truly independent director," or the entire proposal may be omitted;

. revise the supporting statement to delete the last sentence of the answer to the question "Who's Proposing This?" or that sentence may be omitted; and

. revise the supporting statement to provide factual support for the portion of the second sentence of the answer to the question "What's [*2] the Problem?" that begins with "when the Company..." and ends with "in its IPO prospectus...," or that sentence may be omitted.

Accordingly, unless the proponent provides Phoenix Gold with a proposal revised in this manner, within seven days after receiving this letter, we will not recommend enforcement action to the Commission if Phoenix Gold omits the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3). If the proponent properly revises the proposal, but not the supporting statement, we will not recommend enforcement action to the Commission if Phoenix Gold omits only the two portions of the supporting statement that are referenced in this response.

We are unable to concur in your view that Phoenix Gold may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Phoenix Gold may omit the proposal from its proxy materials in reliance on that rule.

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1: Tonkon Torp LLP

ATTORNEYS

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

503-221-1440

(503) 802-2018

FAX (503) 972-3718

tom@tonkon.com

October 6, 2000

Via Air Courier

Office of the Chief Counsel
Division [*3] of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Phoenix Gold International, Inc.
Rule 14a-8; Wynnefield Capital Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, Phoenix Gold International, Inc. (the "Company"), and pursuant to Rule 14a-86) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), we enclose six copies of this letter and the letter dated September 5, 2000, from Wynnefleld Capital, Inc. (the "Proponent") enclosing a proposal (the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2001 annual meeting of shareholders. Wynnefield Capital represents the Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., and the Wynnefield Partners Small Cap Value, LP I.

The purpose of this letter is to (i) advise the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") of our client's intention to exclude the Proposal and statement as permitted by Rule 14a-8(j); (ii) set forth on behalf of the Company an explanation of why the Company believes it may exclude [*4] the Proposal; and (iii) request the concurrence of the staff of the Commission in the Company's determination to exclude the Proposal.

A copy of this letter is being furnished to the Proponent simultaneously with this filing.

Nature of the Proposal

The Proposal consists of a resolution requesting the Board of Directors of the Company (the "Board") to "take the necessary steps to provide for cumulative voting, permitting outside shareholders the opportunity to elect a truly independent director," and supporting statement. The Proposal was submitted in a timely manner and the Proponent has established Proponent's qualifications to submit it.

The Company

The Company designs, markets and sells innovative, high quality and high performance electronics, accessories and speakers to the audio market. The Company's products are used in the car audio aftermarket, and in professional sound and custom audio/video and home theater applications. The Company is an Oregon corporation and was incorporated in 1991. The Company's common stock is listed and traded on the Nasdaq Stock Market (Nasdaq Small Cap: PGLD).

Reasons for Excluding the Proposal

The Company believes the Proposal [*5] and supporting statement may be excluded on the basis of Rule 14a-8(i)(3) and Rule 14a-8(i)(8).

I. False and Misleading Statements Contrary to Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of proposals where they are contrary to any of the Commission's proxy rules, including Rule 14a-9, the antifraud rule. The Company believes that the Proposal and the supporting statement taken together violate Rule 14a-9 in a number of respects as discussed below.

Rule 14a-9 provides, in pertinent part, that:

"No solicitation ... shall be made by means of any proxy statement ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements made therein not false or misleading ...."

The Note to Rule 14a-9 provides certain examples of what, depending upon the particular facts and circumstances, may be misleading within the meaning of the rule, including:

"(b) Material which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper [*6] [or] illegal ... conduct without factual foundation."

Although a copy of the Proposal is enclosed, for convenience weshall restate the pertinent sections which the Company believes are false and misleading.

Statement No. 1: The proposed resolution states: "The Company's shareholders recommend that the Board of Directors take the necessary steps to provide for cumulative voting, permitting outside shareholders the opportunity to elect a *truly independent director.*" (Emphasis supplied.)

A similar statement is included in the penultimate paragraph of the supporting statement: "Cumulative voting won't put minority shareholders in control of the board. But it will give minority shareholders the first *real* opportunity to elect *independent-minded* (Emphasis supplied.) directors who will urge management to find ways to enhance value for *all* shareholders."

These statements imply that the existing non-executive directors of the Company are not independent. On the contrary, three of the five directors of the Company are in fact "independent directors" within the definition recently adopted by the National Association of Securities Dealers, Inc. *NASD Manual, Section* [*7] *4200(a)(14) and SEC Release No. 34-42231.* The Proponent also offers no evidence to substantiate a claim that the Company's outside directors are not independent. The Commission has taken the position that unsubstantiated opinions worded as statements of fact should be substantiated or deleted. *See Zions Cooperative Mercantile Institution, April 8, 1992; Rockefeller Center Properties, Incorporated, March IS, 1990.* The quoted verbiage is unsubstantiated and is used only to impugn the character of the existing directors and to mislead shareholders into believing that the Board is not functioning in a proper manner. The statement in question is precisely the type of statement that Note (b) to Rule 14a-9 quoted above suggests is misleading in that it indirectly impugns the character, integrity and personal reputation of the outside directors of the Company without foundation. Shareholders are left to speculate about what may have been done improperly without any supporting evidence. Innuendo does not meet the standards of Rule 14a-9. The Commission has recently permitted the exclusion of a shareholder proposal on similar grounds. *Weirton Steel Corporation, April 21, 2000.* [*8]

Statement No. 2: "We purchased most of our stock in the Company's 1995 initial public offering."

This statement is factually inconsistent with Proponent's own Schedule 1 3D filings. Proponent's Schedule 13D filings included with Proponent's Proposal reveal the Proponent in fact purchased at least 73.9% of its present holdings of shares of the Company after January 1, 1997, more than 19 months after the completion of the Company's initial public offering on May 4, 1995. This factually inaccurate statement is an example of the absence of the required factual foundation for the allegations contained in Proponent's Proposal and supporting statement. *See enclosed Wynnefield Capital Schedule 13D, dated June 26, 1997, Item 5; Amendment No. 1, dated December 18, 1997, Item 5; Amendment No. 2, dated February 11, 1998, Item 5, and Amendment No. 3, dated November 2, 1998, Item 5.*

Statement No. 3: "Revenues have been virtually flat since 1996, when the Company abandoned the growth strategy noted in its IPO prospectus."

Again, the Proponent is stating its "opinion" as a "fact." The Company has in no way "abandoned" its growth strategy. Although it is true that the Company's [*9] revenues have not increased as hoped and expected, the Company has not made any strategic decision not to grow. As disclosed in the Management's Discussion and Analysis of Financial Condition and Results of Operations sections of the Company's periodic reports, the Company has followed a strategy of reducing debt while attempting to increase revenues. The Company has in fact eliminated all long-term and short-term bank debt, while market forces beyond the Company's control, such as softness in the Company's international markets, have adversely affected sales. Throughout these challenges, the Company has continued to implement strategies--such as the introduction of new products--to increase sales. These actions by the Company are inconsistent with the "abandonment" of a growth strategy, and the Proponent has not provided any factual support whatsoever for its opinion that the Company has intentionally abandoned a particular business strategy.

Statement No. 4: "We have repeatedly urged management to explore ways to enhance shareholder value. For example, in December 1999 we proposed finding a financial partner who would 'take the Company private' by buying all minority shares [*10] at a fair price. We even offered to help."

Proponent's December 1999 "proposal" was carefully considered by management and the Company's Board of Directors and was found to be based on unrealistic assumptions, underestimation of costs, and an unrealistic expectation of what a "fair price" for Proponent's stock would be. Under Proponent's December 1999 proposal, the shares held by the Proponent's funds would be purchased by the Company at a share price that was two and one-half times the market price and $ 2.61 per share, or 77%, over the book value of the Company at that time. The so-called "proposal" was merely a veiled attempt at "greenmail" by Proponent to solicit a purchase of its stock at an overvalued price at the expense of the Company and the Company's remaining shareholders.

Further, Proponent never identified a financial partner who was willing to buy or finance the purchase of any shares at the proposed price or at any other price. The fact that Proponent did not find such a partner only reinforces the infeasibility of its proposal. Proponent's real motivation for its December 1999 proposal was stated in the enclosed letter from Proponent, dated January 20, 2000, in which [*11] the Proponent admitted its limited partners were questioning its investment decisions. To permit the quoted statement to be included in the supporting statement would give a false impression of credibility to Proponent's December 1999 proposal, a false impression of the Proponent's interest in acting on behalf of all shareholders of the Company and a false impression that the Board did not carefully consider Proponent's December 1999 proposal.

The cumulative effect of these materially false and misleading statements is to render the Proposal and supporting statement unsuitable for inclusion in a proxy statement subject to Rule 14a-9, and the Company has therefore determined to exclude the proposal pursuant to Rule 14a-8(i)(3) and requests the concurrence of the staff in the Company's decision.

In addition, the Proposal is so replete with false and misleading statements that, taken as a whole, a revision of the Proposal to revise or delete all the misleading statements would create a substantially new proposal. Such a revision would have to be so extensive that it results in the submission of an entirely new proposal outside the statutory timeframe allowed by Rule 14a-8(e). In *Dow* [*12] *Jones & Company, Inc. (March 9, 2000),* Dow Jones asserted that allowing an extensive revision of a vague and indefinite shareholder proposal after the statutory timeframe would render the deadline of Rule 14a-8(e) meaningless. Shareholders would submit incomprehensible and misleading proposals before the deadline and simply revise them afterwards. The staff agreed with Dow Jones and the shareholder's proposal was omitted. Similarly, we believe in this case that allowing an extensive revision of the Proposal would essentially permit the submission of a different proposal after the September 7, 2000 deadline for submissions of shareholder proposals to the Company and interfere with the Company's preparations for its annual meeting. Accordingly, the Company requests that the Proponent not be afforded a second opportunity to formulate a shareholder proposal for inclusion in the Company's 2001 proxy materials.

II. The Proposal Relates to the Election of Directors

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors."

The Proponent states on page two of the letter transmitting [*13] the Proposal that as a significant minority shareholder, the [Proponent] would likely nominate an individual for director if the proposal is adopted and cumulative voting is implemented."

The substance of the Proponent's Proposal, therefore, clearly relates not to the adoption of cumulative voting generally, but rather to the election of a candidate nominated by the Proponent to the Company's Board. The Commission has long held that proposals that "would establish a procedure that may result in contested elections of directors... is a matter more appropriately addressed under Rule 14a-11 ." *Storage Technology Corp., March 11, 1998; BellSouth Corp., February 4, 1998.* The Commission has also noted that the "principle purpose of Rule 14a-8(i)(8) is to make clear with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." *SEC Release No. 12598, July 7, 1976 (page 9).*

In *The Black & Decker Corporation,* the Commission allowed the omission of a shareholder proposal which would have set up a procedure that "if implemented, [*14] would result in the contested election of directors because Black & Decker would be required to include in its proxy materials nominees not supported by its board of directors." In *Storage Technology Corp.* the company was presented with ashareholder proposal recommending that the board take the necessary steps to amend the company's governing documents to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of company shares. *Storage Technology Corp., March 11, 1998.* The Commission permitted Storage Technology Corp. to omit the proposal because "rather than establishing procedures for nomination or qualification generally, [it] would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under Rule 14a-11 ." *See also, Kmart Corporation, March 23, 2000.* In accordance with these no-action positions, since the Proposal relates to the election for membership to the Company's Board of a candidate to be nominated by a particular shareholder, the Company has determined the Proponent's Proposal should also be [*15] excluded pursuant to Rule 14a-8(i)(8).

III. Conclusion

For the reasons set forth above, we respectfully request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2001 proxy materials. If the Commission disagrees with our conclusions regarding the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Commission concerning these matters. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (503) 802-2018.

Very truly yours,

Thomas P. Palmer

ATTACHMENT 1

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection [*16] with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staffs informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to [*17] include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ATTACHMENT 2

WYNNEFIELD CAPITAL, INC.

ONE PENN PLAZA, SUITE 4720

NEW YORK, NY 10119

TEL: (212) 760-0814

FAX: (212) 760-0824

September 5, 2000

Mr. Joseph K. O'Brien
Secretary
Phoenix Gold International, Inc.
9300 North Decatur Street
Portland, Oregon 97203

Subject: Shareholder Proposal for 2001 Annual Meeting of Shareholders of
Phoenix Gold International, Inc.

Dear Mr. O'Brien:

We are a group of shareholders of Phoenix Gold International, Inc. ("Phoenix Gold"), consisting of Wynnefield Partners Small Cap Value, LP, Wynnefield Small Cap Value Offshore Fund, Ltd., and Wynnefield Partners Small Cap Value, LP I (the "Wynnefield Group"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Wynnefield Group requests that you include the enclosed shareholder proposal and accompanying statement [*18] in Phoenix Gold's proxy materials for its 2001 annual meeting of shareholders. A representative of the Wynnefleld Group will attend the meeting in order to bring the proposal before the meeting and to speak in favor of the proposal.

The Wynnefield Group currently owns 415,950 shares of the common stock of Phoenix Gold and intends to continue owning these shares through the date of Phoenix Gold's 2001 annual meeting of shareholders. The Wynnefield Group has continuously held more than 1% of Phoenix Gold's common stock for more than a year. Enclosed are copies of the following documents, confirming ownership of more than 1% of the stock:

1. Schedule 13D filed with the Securities and Exchange Commission on June 26, 1997;

2. Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 1997;

3. Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on February 23, 1998; and

4. Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 24, 1998.

The Wynnefield Group's address is One Penn Plaza, Suite 4720, New York, New York 10119. Its Phoenix Gold shares are held by Bear, Steams Securities [*19] Corp., One Metrotech Center North, 4" Floor, Brooklyn, New York 11201-3862.

As a significant minority shareholder, the Wynnefield Group would likely nominate an individual for director if the proposal is adopted and cumulative voting is implemented. The Wynnefield Group could vote its shares with those of other minority shareholders holding approximately 3% of the outstanding common stock in order to elect an independent director to the board of directors. The Wynnefield Group otherwise has no material interest in the proposal that differs from that of other minority shareholders.

We note that Phoenix Gold's proxy materials for the 2000 annual meeting of shareholders required that you receive any proposal to be presented by a shareholder for action at the 2001 annual meeting of shareholders no later than September 7, 2000. We also note that the 2000 proxy material provided: "A shareholder proposal must include certain specified information concerning the proposal and information as to the proponent's ownership of Common Stock in the Company ***. The Secretary of the Company should be contacted in writing at the above address to obtain additional information as to the proper form and [*20] content of submissions."

We believe this correspondence complies with all requirements under federal and state law and the bylaws of Phoenix Gold. Please let us know immediately if you require any additional information, or information presented in any other form, in order to enable us to comply with the directions set forth above prior to September 7, 2000.

Very truly yours,

WYNNEFIELID PARTNERS SMALL CAP
VALUE, LP

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

WYNNEFIELID PARTNERS SMALL CAP
VALUE, LP I

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

WYNNEFIELID SMALL CAP VALUE
OFFSHORE FUND, LTD

By: Wynnefield Capital Management, L.L.C.
Its: Manager

ATTACHMENT 3

SHAREHOLDER PROPOSAL FOR CUMULATIVE VOTING

Proposal:

The Company's shareholders recommend that the Board of Directors take the necessary steps to provide for cumulative voting, permitting outside shareholders the opportunity to elect a truly independent director.

Suppporting Statement:

Who's Proposing This?

Wynnefield Partners Small Cap Value, LP, Wynnefield Partners Small Cap Value, LP I, and Wynnefield Small Cap Value Offshore Fund, Ltd., owning 415,950, [*21] or 13.74%, of outstanding shares. We purchased most of our stock in the Company's 1995 initial public offering.

What's the Problem?

The Company's stock dropped from over $ 12 in 1996 to $ 1 7/8 bid at September 5th, 2000. Revenues have been virtually flat since 1996, when the Company abandoned the growth strategy noted in its IPO prospectus. Importantly, the Company has failed to create market liquidity for common shareholders. We believe management has not been diligent in execution of its duties to maximize shareholder value.

We have repeatedly urged management to explore ways to enhance shareholder value. For example, in December 1999 we proposed finding a financial partner who would "take the Company private" by buying all minority shares at a fair price. We even offered to help.

We requested board records reflecting any discussion since September 1999 of ways to enhance shareholder value. The records showed that the board had discussed and flatly rejected our proposal, but had not suggested or discussed any other specific initiatives to enhance shareholder value. We were extremely disappointed by the absence of concrete plans to address poor stock price performance [*22] and lack of a liquid market for Company stock.

We believe the Company suffers from excessive control by its CEO and COO (together owning 68% of the Company's stock). These insiders can control the Company and select its director nominees. It appears that insiders receive substantial compensation regardless of the Company's stock price performance. We believe insiders have little motivation to nominate directors who are dedicated to enhancing shareholder value.

OUTSIDE SHAREHOLDERS SHOULD HAVE THE OPPORTUNITY TO ELECT AT LEAST ONE INDEPENDENT DIRECTOR. THIS CAN BE ACHIEVED THROUGH CUMULATIVE VOTING.

How Does Cumulative Voting Work?

Cumulative voting allows outside shareholders to focus their votes and elect a director.

Cumulative voting allows each shareholder to cast a number of votes equal to the number of shares held multiplied by the number of directors being elected. A shareholder may direct all of its votes to one nominee or split its votes among several nominees. (For example, 1,000 shares times five directors provides 5,000 votes that can be cast for one nominee.)

How Will Cumulative Voting Help?

Under cumulative voting, outside shareholders with only 16.7 percent [*23] of the Company's stock could elect their own nominee as one of five directors.

Cumulative voting won't put minority shareholders in control of the board. But it will give minority shareholders the first *real* opportunity to elect independent-minded directors who will urge management to find ways to enhance value for *all* shareholders.

Please mark your proxy card FOR this Shareholder Proposal for Cumulative Voting.

2001 SEC No-Act. LEXIS 777

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

October 26, 2001

[*1] Honeywell International Inc.

TOTAL NUMBER OF LETTERS: 6

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated September 27, 2001

The proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Honeywell may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. delete the phrases that begin "Allow Proposal. . ." and end ". . .Be Adopted";

. delete the sentence that begins "Mr. Bossidy chose. . ." and ends ". . .$ 10 million check";

. revise the sentence that begins "Fifty-one. . ." and ends ". . .in 2000" to indicate that 54 proposals received an average vote of 52.7% in 2000; and

. revise the sentence that begins "This proposal. . ." and ends ". . .Honeywell combination" to indicate that the 57% shareholder approval relates to the 2000 meeting of shareholders.

Accordingly, unless the proponent [*2] provides Honeywell with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 23, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: Honeywell International (HON) Hostile Answer to Proposal Adopted by Shareholders

Ladies and Gentlemen:

The company letter dated October 17, 2001 (and received via FedEx 2 days later) gives an example at this late date of the company scheme of Introducing a cryptic generalization not backed up by a specific corresponding claim. For instance the second paragraph starts by baldly claiming, "The Proponent's Response does [*3] not attempt. . ." and then conveniently switches to another topic in the next sentence.

Company attacks its own surrogate straw man
The company attacks its own surrogate straw man by choosing the words "Bossidy's Doubts Put His Successor Under A Cloud." The company takes these 8-words from a 1500-word *Wall Street Journal* article. Then it erroneously claims that since the company was able to chose 8-words from a 1500-word article, this conclusion must follow; "The proponent's Response shifts the focus to the Proponent's assertion to a new proposition, that 'Bossidy's Doubts Put His Successor Under A Cloud.'"

The defective methodology here is that if a 1500-word article is cited as support, one party apparently can erroneously chose to pick any few words from the article and claim that these carefully chosen words are the other party's "new proposition."

Golden parachute agreements can impact a decision
The company apparently makes the implicit and erroneous claim that, if a golden parachute agreement is made in advance, it can have no impact on a senior officer's later decision to take a golden parachute and not attempt to prevent his ouster.

All supporting material [*4] not required to be from one article
The company appears to implicitly hypothesize that there is an unwritten rule that all supporting material on one issue must be contained in no more than one article. For example, "Moreover, the *Wall Street Journal* article does not address the $ '810 million check' issue." The company does not dispute that the $ 10 million issue is addressed in the Forbes.com article.

In regard to the *Wall Street Journal* article the company apparently claims that if it can select a few words to fit its argument from a balanced and respected financial publication that a neutral party can only reach the same conclusion that the company does.

The company appears to implicitly hypothesize that in a forum that mandates the availability of for and against statements, the company can dictate which parts of a balanced article, from a respected financial publication can be cited or referred to as support.

Company demands from the shareholder the details that it omits
The company cites its publication on its website of its chosen version of the voting statistics, yet the website publishes no information for shareholders on other established methods to [*5] compute the results or any explanation of the reason to chose its method of reporting the results. The company gives no comparison of its brief voting statistics to the voting statistics that could be reported using the calculation method specified in rule 14a-8.

The company maintains that when a proposal cites a published vote percentage, with correct additional information ("Percentages are based on votes cast yes ad no."), that this information must be withheld from shareholders although it is available to the general public.

The company implicitly and erroneously claims that shareholders should be bared from learning from a shareholder proposal the vote result at the previous annual meeting, on the same topic, based on the same method of vote calculation specified in rule 14a-8.

False Company Report of 2000 Voting Results
Furthermore, the company failed to disclose that it falsely and/or erroneously reported the voting results during the 2000 shareholder meeting. Apparently based on the company report during the annual meeting *The Wall Street Journal* reported (exhibit attached) that this same proposal was defeated; "A proposal calling for annual election of directors [*6] also was defeated."

Additionally, the company press release issued 9-days after the meeting failed to report or acknowledge that the company was reversing the voting information it reported during the annual meeting.

The May 10, 2000 press release introduced by the company states without any further voting calculation methodology:
"A shareowner proposal regarding the annual election of directors received 320,447,503 (53.66%) votes in favor of the proposal, 236,527,223 (39.61%) votes cast against, and 40,163,765 (6.73%) abstentions."

The voting technicalities championed by the company to apply to the shareholder proposal and not to the company press release, to the extent that it is neither false nor misleading, can be disclosed by the Company in its Statement in Opposition. Accordingly, under these circumstances, there is apparently no need for the disclosure the Company is seeking.

Company argues that higher standards and greater detail apply only to shareholders
The company seems to be overzealous in applying higher standards of accuracy and technical reporting to a shareholder after it reported the wrong results at the annual meeting and then failed to notify shareholders that [*7] its new results were a 180 [degrees] correction.

The shareholder proposal is strictly limited to 500-words. Yet the company, which has no word limit for its press release or its opposing statement, insists that shareholders be forced to report information in greater detail than the company does.

Sincerely,

John Chevedden
Record Holder
Honeywell

INQUIRY-2: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 19, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: Honeywell International (HON) Hostile Answer to Proposal Adopted by Shareholders

Ladies and Gentlemen:

This is to respectfully request adequate time to respond to the October 17, 2001 Honeywell letter to the Office of Chief Counsel that was received via FedEx by the record holder two days later on Friday October 19, 2001.

Sincerely,

John Chevedden
Record Holder
Honeywell

INQUIRY-3: Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

1800 M Street, N.W.
[*8] Washington, D.C. 20036-5869
202.467.7000
Fax: 202.467.7176

(202) 467-7255
gyearsich@morganlewis.com

October 17, 2001

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by
John Chevedden -- Response to Mr. Chevedden's Letter of October 10, 2001

Ladies and Gentlemen:

On behalf of our client, Honeywell International Inc. (the "Company" or "Honeywell"), we are submitting five copies of this letter to supplement the no-action request that we submitted on behalf of the Company on September 27, 2001, regarding the shareowner proposal and statement of support (the "Proposal") submitted to the Company by John Chevedden (the "Proponent"). The purpose of this supplemental submission is to respond to the letter submitted to the Staff by the Proponent, dated October 10, 2001, responding to the Company's no-action request (the "Proponent's Response"). The Company received the Proponent's Response on Monday, October 15, 2001.

The Proponent's Response does not attempt to address most of the arguments made [*9] in the Company's no-action request. Where the Proponent's Response does attempt to address the Company's arguments, the Proponent continues to base his arguments on false assumptions and statements that are false and misleading. Therefore, we respectfully submit that the Proponent's Response supports our belief that Honeywell may omit the entire Proposal from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3).

For example, the Company's no-action request argued that it was false and misleading for the Proponent to claim that "Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $ 10 million check." Instead of addressing the Company's arguments, the Proponent's Response shifts the focus of the Proponent's assertion to a new proposition, that "Bossidy's Doubts Put His Successor Under A Cloud," and then quotes an attached article from the July 18, 2001 Wall Street Journal to support his recharacterized assertion.

We need not address whether the July 18, 2001 Wall Street Journal article supports the Proponent's new assertion, because that assertion is not part of the Proponent's Proposal as submitted [*10] to the Company. Suffice it to say that the article certainly does not, however, support the Proposal's actual assertions that Mr. Bonsignore was "forced out with the help of Mr. Bossidy and a $ 10 million check."

Indeed, if anything, the Wall Street Journal article asserts only that, after expressing initial doubts about Mr. Bonsignore, Mr. Bossidy did not do anything to undermine Mr. Bonsignore in the succeeding year:

> Indeed, current and former Honeywell executives say Mr. Bossidy didn't get in the way once he stepped aside as chairman in April 2000.

Moreover, the Wall Street Journal article does not address the "$ 10 million check" issue. The Proponent's Response attaches another article, from Forbes.com, describing Mr. Bonsignore's "golden parachute" as being "$ 9 million" plus forgiveness of interest on a loan. Once again, this supports the Company's position, stated in its no-action request, that the severance payment at issue is not a "$ 10 million check," and that the severance payment was negotiated well in advance of Mr. Bonsignore's retirement.

Finally, the Proponent's Response also includes certain pages from publications of the Investor Responsibility [*11] Research Center (the "IRRC") in an apparent effort to justify his position that the percentages of "shareholder approval" stated in the Proposal "merely repeat[] independently published voting results and [are] calculated according to Division of Corporation Finance: Staff Legal Bulletin No. 14." In the first place, the Proposal does not purport to tell the reader what the IRRC reported as voting results or what Staff Legal Bulletin No. 14 (the "SLB") says: Rather, it baldly asserts that the stated percentages represent the percent of "shareholder approval."

But, even if the Proposal did only purport to state what the IRRC had reported, it would still be false and misleading. For example, in support of the Proposal's assertion that the same proposal won 57% shareholder approval" at last year's Honeywell annual meeting of shareowners, the Proponent's Response attaches page 28 from the May-July 2000 "IRRC Corporate Governance Bulletin." That page does report a 57.5% figure for the Honeywell vote on "repeal classified board" in 2000, but it also includes references to footnotes that appear on pages 34 and 35 of the same publication, which the Proponent's Response does not include. On [*12] page 34, the relevant footnote clarifies that "the company reported voting results as shares present and represented, including abstentions in the totals." As discussed in the Company's no-action request, the Proposal does not make this clear.

More importantly, the Proponent's Response does not include page 35 from that same publication. That page includes additional explanatory material related to the voting results, clarifying that,

> in the previous checklist of shareholder proposals included in this Corporate Governance Bulletin, IRRC reports the vote tallies based on votes cast for and votes cast against the proposals, without counting abstentions. Vote tallies for the following proposals were reported differently by the companies. The companies reported the following results based on votes cast, with abstentions being included in the voting results.

The following list then notes that Honeywell reported a 53.7% shareowner approval vote on the repeal classified board proposal at its 2000 annual meeting. We have enclosed copies of the relevant pages for the Staff's convenience.

Thus, the Proponent's Response is not correct when it maintains that the Proposal "merely repeats [*13] independently published voting results." Indeed, the IRRC was careful to explain the 57.5% number, to identify the methodology by which that number was calculated, and then to also publish the 53.7% number for the sake of clarity. It is the Proponent who chooses to pick among these "independently published voting results" to serve his own purposes, and then does not explain the derivation of the number.

Finally, the Proponent's Response cites to the SLB for the proposition that the Proposal's omission of abstentions is "calculated according to" the SLB. Here, also, the Proponent's Response is off the mark.

The Proponent's Response cites to Q&A F.4. That Q&A, however, addresses how to calculate percentages for purposes of the Rule 14a-8(i)(12) threshold calculations for including the same proposal in proxy materials for subsequent years. It in no way addresses the Proposal's assertion that the proposal won "shareholder approval," a matter which Rule 14a-8 leaves entirely to governing state law and the registrant's charter and bylaws.

* * *

Based on the foregoing, we believe that the Proponent's Response itself is replete with false assumptions and statements that are false and misleading, [*14] and that the Response therefore further supports the Company's argument that the entire Proposal may be omitted from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3). If you have any questions or require additional information concerning this matter, please call me at 202.467.7255. Thank you.

Very truly yours,

George G. Yearsich

INQUIRY-4: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 10, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: Honeywell International (HON) Hostile Answer to Proposal Adopted by Shareholders

Ladies and Gentlemen:

This is in response to the company's falsely accusatory and hostile letter regarding the resubmission of a proposal topic adopted by the shareholders at the most recent annual meeting.

Company attempt to obscure thought

The company attempts to obscure thought in devising false accusations, straw man targets, and inflammatory verbiage. [*15] For instance, "selfish desire to entrench themselves," "attempt to impugn the characters," "impugn the accuracy," "subtly recalculated," "insinuates," "enacting automatically," and "impugns the integrity."

The company appears to be well versed in devising pejorative labels as a distraction from the questionable substance of its claims.

The company directly and/or implicitly makes the a number of erroneous claims and unsupported statements.

The company makes the false hypothesis that, from a number of accepted ways that the shareholder votes are reported, the method most favored by a management hostile to shareholder proposals, must be mandated for use by shareholders. Additionally that the burden is on the proposal to present management's views of the voting statistics.

The company furthermore claims that shareholders should be expected to cram a comprehensive discourse on Delaware law regarding the various accepted methods to analyze voting statistics within a 500-word maximum proposal. The company implicitly claims that this would be the shareholder price to pay if a proposal merely repeats independently published voting results and calculated according to Division of Corporation [*16] Finance: Staff Legal Bulletin No. 14 as follows:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

F. Other questions that arise under rule 14a-8

4. How do we count votes under rule 14a-8(i)(12)?
Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

- - - - - - -

The company also implicitly claims that shareholders should be forced to cram the 500-word maximum text with tedious technical distinctions and thus be denied publication of key supporting statements.

The company appears to cast a cloud over its own credibility on each issue it raised in its request by falsely claiming that the shareholder intentionally miscalculated voting results. In fact, the company has no way of knowing whether the shareholder merely referred to the published figure by a respected independent authority. The company introduces a false concept of proof by introducing "as best as we can determine" with no methodology.

The attached Investor Responsibility [*17] Research Center exhibits support the 54% and 57% shareholder vote figures.

Bossidy's Doubts Put His Successor Under a Cloud

Source: Wall Street Journal, July 18, 2001
The company does not give its version of the *Wall Street Journal* article which it is probably aware of.

Key points of the attached Wall Street Journal article are:
Worst of all, Mr. Bonsignore learned from allies on his board that Mr. Bossidy, his predecessor as chairman, had privately told directors that Mr. Bonsignore wasn't capable of running the $ 25 billion conglomerate.

So Mr. Bonsignore pulled the Honeywell board into a confidential executive to confront them. "Either you're with me, or kick me the hell out now," he said.

The directors assured the chairman he had their unanimous support. "You're our guy," he was told.

Remarkably, that show of support didn't take place recently but on May 26, 2000 -- more than one year before the company's $ 39.93 billion sale to General Electric Co. unraveled, leading to Mr. Bonsignore's forced retirement at 60 years old earlier this month and the rehiring of none other than Mr. Bossidy, 66.

- - - - - - -

Furthermore, Mr. Bonsignore, will receive $ 9 million from [*18] his former employer. Honeywell brought back Bonsignore's predecessor as CEO, Lawrence Bossidy, just hours after Honeywell's $ 42 billion merger with General Electric fell apart. The $ 9 million golden parachute is about three times Bonsignore's annual salary plus bonus. Additionally, Honeywell agreed to forgive the interest on a $ 1.6 million loan it made to Bonsignore.

Source: Forbes.com, August 14, 2001

The company gives an extraneous narrative on Mr. Bossidy leaving as Chairman of the company and then returning to *replace his replacement.* This is not a supporting argument. This merely provides extraneous information not relevant to the acceptability of proposal text under rule 14a-8.

The company does not rationalize its logic in its implicit false claim: If other parties (board, shareholders) approve a choice made by Mr. Bossidy, the company falsely reasons that this negates that Mr. Bossidy made the original choice.

The company ignores that Mr. Bonsignore could have contested his removal. The magnitude of the $ 10 million parachute arguably made it unlikely that Mr. Bonsignore could have won a larger sum in the court system.

Company says its claim depends on statistics and [*19] statistics hide the truth!

The company does not rationalize the inconsistency in its explicit claim that "statistics hide the true story:" Then the company declares its statistics in its September 27, 2001 no action request should be the basis for its claims.

This statement is clear: "This proposal, which won 57% shareholder approval, merely asks the company to reinstate the long-standing practice at Honeywell before the AlliedSignal-Honeywell combination."

The company created its own confusion by replacing its name with the name of the, company it bought-out. Consequently it should not demand that the record holder replace valuable supporting arguments with an explanation of any name-game confusion caused by the company. There is no good reason for shareholders to be denied access to information on the practice of a major pre-merger segment of the company.

The company creates a straw man claim that the only acceptable outcome to the proponent is the board adopting this proposal "automatically" - without any preparation, research or analysis.

The company also claims that shareholders should be expected to produce within a 500-word maximum text a thorough discourse on the directors [*20] not acting in the best interest of the company.

The company provides no evidence of a single board seat being contested at the company or predecessor company in years gone by. The company gives no evidence that this year would be any exception.

The "Council of Institutional Investors" and "Institutional investors" are distinct and are referenced in separate sentences. The Council represents a significant view of many institutional investors. The company erroneously implies that there is no relationship or core interest shared by many "Institutional shareholders" and the Council of Institutional Investors.

The attached Investor Responsibility Research Center report published the 49.5% figure at the 1999 annual meeting. This supports the proposal text of "greater than 49% approval."

Further Response

It is respectfully requested that if the company has further response to the Office of Chief Counsel, written or verbal, that the record holder have the opportunity and appropriate time to answer any further company response.

Company Burden of Proof

For the foregoing reasons it does not appear that the company has met the its burden of proof under rule 14a-8. This company claim [*21] for immunity is so replete with errors, unsupported statements and impugns the reputation of the proposal that it is requested to be rejected in entirety.

Sincerely,

John Chevedden
Record Holder
Honeywell

INQUIRY-5: Morgan, Lewis

& Bockius LLP
COUNSELORS AT LAW

1800 M Street, N.W.
Washington, D.C. 20036-5869
202-467-7000
Fax: 202-467-7176

September 27, 2001

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of
Shareowner Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of our client, Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by John Chevedden (the "Proponent"), for inclusion in the Company's proxy materials for the 2001 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request [*22] that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2001 proxy materials. We are sending a copy of this letter to Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

Resolution: "Recommend: Elect each director annually. Shareholders request the Board of Directors take all the necessary steps."

Background. As you are probably aware, Honeywell postponed its 2001 Annual Meeting of Shareowners due to the proposed merger with General Electric Company. Now that the European Commission has prohibited the consummation of the merger, Honeywell has rescheduled its 2001 Annual Meeting of Shareowners to December 7, 2001.

As discussed with Martin Dunn, Senior Associate Director (Legal) of the Division of Corporation Finance, and other attorneys in the Division of Corporation Finance, the Company is considering all shareowner proposals that were received by the Company's original deadline for its regularly scheduled annual meeting and all shareowner proposals received [*23] on or before September 7, 2001 for inclusion in the Company's proxy materials for its rescheduled 2001 Annual Meeting of Shareowners. We also discussed with the Staff the reasonableness of the Company's September 7, 2001 deadline for proposals, in light of the Company's timing in submitting this and other no-action requests to the Staff sufficiently in advance of the December 7, 2001 meeting date.

The Proponent had submitted his proposal for inclusion in the Company's proxy materials by the Company's original deadline for its regularly scheduled 2001 Annual Meeting of Shareowners. A copy of the Proponent's original submission, dated September 1, 2000, is enclosed.

As discussed with the Staff and described in a letter to the Proponent dated July 26, 2001 (a copy of which is enclosed), Honeywell informed the Proponent that, unless it heard otherwise, the Company would treat the original proposal, which was received by the original deadline, as the Proponent's proposal for the rescheduled meeting. The Company also informed the Proponent that it would deem the proposal to have been received on August 13, 2001.

By letter dated August 13, 2001, the Proponent submitted an "update" to his [*24] original proposal. A copy of the Proponent's letter, with his updated proposal, is enclosed.

In a letter dated August 20, 2001 (copy enclosed), the Company notified the Proponent, among other things, that his updated proposal exceeded the 500-word limit set forth in Rule 14a-8(d). The Company also noted its views that a number of statements in the Proponent's updated proposal were false and misleading.

The Proponent responded by letter dated August 31, 2001, enclosing a "revised" proposal. The August 31, 2001 revised proposal, a copy of which is enclosed, is the Proponent's Proposal that we address in this nb-action request.

The Proponent had submitted the original proposal by the original deadline and has resubmitted his revised Proposal prior to the September 7, 2001 deadline. Therefore, the Company considers the Proposal to be timely received for consideration for inclusion in its proxy materials.

Reason for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reason:

The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading and because it impugns character without providing factual foundation. [*25] Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

A shareowner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A shareowner proposal may be false or misleading and violate Rule 14a-9 -- and indirectly Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn [] character, integrity or personal reputation. . .without factual foundation." See, e.g., The Swiss Helvetia Fund, Inc. (Apr. 3, 2001); Phoenix Gold International, Inc. (Nov. 21, 2000).

The following are examples of statements in the Proposal that are false and misleading within the meaning of Rule 14a-9:

. The Proposal states, twice: **"ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000 -- BE ADOPTED."** As disclosed in the Company's May 10, 2000 press release (which also appears on the Company's web site, www.honeywell.com), the Proponent's 2000 shareowner proposal on this topic received only [*26] 53.66% of the shareowner vote, with 6.73% of the shares entitled to vote abstaining. The Proponent has subtly recalculated the officially reported figures to arrive at the 57% number, apparently by recalculating the percentages based solely upon the number of yes/no votes cast. However, because under Delaware law abstentions must be counted in determining the number of shares present or represented at the Company's shareowner meetings (as stated in the Company's 2000 Proxy Statement), abstentions have the same effect as a vote "against" a shareowner proposal. Only later, buried in the supporting statement, does the Proponent cryptically tell the reader that "percentages are based on votes cast yes and no": He does not tell the reader which percentages have been recalculated, nor does he explain that abstentions had the same effect as a vote against his shareowner proposal and that, therefore, his recalculations have the effect of making the support percentages that he cites greater than the actual percentage of support his proposal received. The Proponent's claim of 57% support for the 2000 shareowner proposal to elect directors annually is thus false and misleading because it fails [*27] to properly consider and explain the effect of such abstentions, and it appears to attempt to impugn the accuracy of the Company's official voting results. The Proponent repeats the inaccurate 57% number in the supporting statement, and the Company objects to that statement as well.

. The Proponent claims that "Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $ 10 million check." The Proponent provides no support for his assertion that Mr. Bossidy unilaterally chose Mr. Bonsignore for any office or position in the Company. In fact, Section 2.2(c) of the 1999 merger agreement between AlliedSignal Inc., Honeywell Inc., and Blossom Acquisition Corp. (a wholly-owned AlliedSignal Inc. subsidiary formed solely to facilitate the AlliedSignal Inc. acquisition of Honeywell Inc.) provided that: (i) Mr. Bonsignore was to be appointed Chief Executive Officer of the Company, and (ii) Mr. Bonsignore was to be elected Chairman of the Board of Directors of the Company upon the earlier of Mr. Bossidy's retirement or April 1, 2000. Thus, the "succession" of Mr. Bonsignore to Mr. Bossidy's positions as Chief Executive Officer [*28] and Chairman of the Board was discussed and agreed upon by the respective boards of directors of AlliedSignal Inc. and Honeywell Inc. during the merger negotiations between the two companies, and was approved by the shareowners of

AlliedSignal Inc. and Honeywell Inc. In addition, not only is the Proponent's statement inaccurate, but it also reads as an attempt to impugn the characters of both Mr. Bossidy and Mr. Bonsignore without factual foundation.

. The Proponent also provides no support for the remainder of the above-quoted statement that "Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $ 10 million check." Mr. Bossidy retired as Chairman of the Company's Board of Directors on April 1, 2000, and was not an officer or employee of the Company when Mr. Bonsignore retired on July 3, 2001. Like the statement noted above, this statement impugns character without factual foundation.

Further, pursuant to an employment agreement, dated as of December 1, 1999, between the Company and Mr. Bonsignore, Mr. Bonsignore was entitled to receive a severance payment (the "Severance Payment") of $ 9 million under the circumstances surrounding his retirement on July 3, 2001. The [*29] nature and amount of the Severance Payment were determined by the Company and Mr. Bonsignore well in advance of his retirement on July 3, 2001. In stating that Mr. Bonsignore was "forced out" with the help of"a $ 10 million check," the Proponent not only misstates the facts, but also insinuates that the Company and Mr. Bossidy provided Mr. Bonsignore with some sort of ad hoc monetary incentive to leave the Company, when in fact the circumstances and amount of the Company's payment to Mr. Bonsignore -- the Severance Payment -- had been determined by the terms of Mr. Bonsignore's employment agreement over a year earlier. The Proponent's, statement mischaracterizes both the nature and amount of Mr. Bonsignore's Severance Payment and, again, reads as an attempt to impugn the characters of both Mr. Bossidy and Mr. Bonsignore without factual foundation.

. The Proponent states that "fifty-one (51) proposals on this topic won an overall 54% approval- rate at major companies in 2000." According to the Investor Responsibility Research Center ("IRRC") "Corporate Governance Highlights" (May 18, 2001), 54 classified board proposals attained "average," rather than "overall," support of [*30] 52.7% in 2000, among companies tracked by the IRRC. As noted above, it is unclear from the Proposal whether the Proponent has recalculated upward all percentages in the supporting statement based solely on the number of yes/no votes cast. If so, once again, the Proponent has recalculated his figures to overstate the actual support that these proposals received.

Moreover, the Proponent's use of the term "overall" appears to be a carefully calculated attempt to avoid disclosing that he is really dealing with reports of the "average" vote on annual election of directors proposals. This is significant because, like all arithmetic means, the statistics hide the true story: In fact, as best we can determine, from the. IRRC "Corporate Governance Service Voting Results 2000" (Feb. 28, 2001), annual election of directors (often called repeal classified board) proposals appear to have failed at the majority (29 of 57) of the companies at which they were on the ballot in 2000 (copies of IRRC source materials enclosed). Thus, the Proponent's use of an "overall" percentage makes it appear that these proposals succeeded more often than not, when in fact the opposite appears to be [*31] true, resulting in statements that are false and misleading.

. The Proponent states that "institutional investors own 68% of Honeywell stock." Regardless of whether this is the correct percentage ownership of the Company by "institutional investors," the Proponent misleads the reader by referring to a statement made by the Council of Institutional Investors (the "Council") in the sentence immediately prior to his reference to Company stock ownership by institutional investors. Whatever "institutional investors" means, it is quite different from the Council, yet the Proponent's supporting statement makes it appear as if the institutional investors that own shares of the Company's common stock all support the Council's statement, when in fact the Proponent has provided no factual support for such an assertion.

. The Proponent states: "This proposal also won strong support in both 1998 and 1999 (greater than 49% approval each year)." The Proponent first fails to make it clear that the 1998 and 1999 shareowner votes to which he refers were at the Company, then called "AlliedSignal Inc." This is important because, as noted below, his references to the 1998 and 1999 votes immediately [*32] follow a sentence about "the long-standing practice at Honeywell" prior to its acquisition by the Company in 1999. It is incongruous and misleading for the Proponent to refer back and forth to the Company and to Honeywell Inc., in the same discussion in his supporting statement, without making it clear to the reader that he is doing so and that the Company and Honeywell Inc. are two separate and distinct corporations.

Moreover, the Company's officially reported shareowner votes cast in favor of these 1998 and 1999 proposals amounted to 48.6% shareowner approval in each year. Once again, the Proponent has recalculated support percentages upward by excluding the adverse effects of abstentions.

. It is false and misleading for the Proponent to claim that "this proposal, which won 57% shareholder approval [in 2000], merely asks the company to reinstate the long-standing practice at Honeywell before the AlliedSignal-Honeywell combination." It is extremely confusing and disingenuous for the Proponent to refer to a "long-standing practice" at pre-merger Honeywell Inc., which statement contains and is immediately followed by references to shareowner proposals presented to the Company, [*33] without making it clear that the Proponent is referring to two separate and distinct corporations. In fact, the Company, under its prior name, AlliedSignal Inc., has had a classified board since its incorporation in 1985. The Proponent appears to assume, inaccurately, that Honeywell Inc. and the Company are one and the same corporation. Accordingly, not only are the specific statements along these lines false and misleading, but the thrust of the entire Proposal is fundamentally flawed in pre-supposing that the Company can "reinstate" annual election of directors.

. The Proponent states that, "furthermore, the board need not fear annual election because each director faces no competing candidate." This statement is misleading because the Proponent has no way of knowing if and when a director may face a competing candidate in a contested election. The statement implies that an election contest is not possible.

. Finally, the Proposal impugns the integrity of the members of the Company's Board of Directors without factual foundation by using such inflammatory phrases as "need not fear" and "double standard," implying that the Company's directors are motivated by a selfish desire [*34] to entrench themselves, and have somehow failed in their fiduciary duties to act in the best interests of the Company and all of its shareowners by not enacting automatically the Proponent's annual election of directors proposals, while obviously following through on those matters that the Board itself has determined to submit to the shareowners for their approval. Clearly, the Proponent has provided no factual foundation for his accusations, nor has he offered any evidence whatsoever that the Board has not acted in the best interests of the Company and all of its shareowners when considering the Proponent's past proposals and the votes of the shareowners on those proposals.

As indicated above, the Proposal is so replete with false assumptions and statements that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3). See, e.g., Wal-Mart Stores, Inc. (Apr. 2, 2001); TJX Co., Inc. (Mar. 14, 2001); IDACORP, Inc. (Jan. 9, 2001); Wm. Wrigley Jr. Co. (Nov. 18, 1998); NationsBank Corp. (Jan. 29, 1998). This is especially true where, as here, the Proponent is experienced [*35] in submitting shareowner proposals under Rule 14a-8.

Recently, the Staff indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before October 26, 2001, so that the Company can meet its printing and mailing schedule for the 2001 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 202.467.7255. Thank you.

Very truly yours,

George G. Yearsich

ATTACHMENT 1

August 31, 2001 Revision at Company Request

4 - ELECT EACH DIRECTOR ANNUALLY

[This proposal title - no more, no less - is designated by the shareholder and intended for unedited publication in all references including each [*36] ballot. This is in the interest of clarity and avoids the possibility of misleading or obscuring information for shareholders.]

ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000 - BE ADOPTED

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278.

Recommend: Elect each director annually. Shareholders request the Board of Directors take all the necessary steps.

Objective: Proper oversight of the company's returning Chairman, Mr. Bossidy, and his management team. This is particularly important after the preceding Bonsignore management team blindsided shareholders and then warned that 2nd-quarter 2000 earnings would be lower than analysts expected. Honeywell stock plummeted 25% in days - Honeywell shocked Wall Street.

Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $ 10 million check.

This proposal includes that any future change in the frequency of director election be submitted to a shareholder vote as a stand-alone proposal.

Strong Institutional Investor Support

Fifty-one (51) proposals on this topic won an overall 54% approval rate at major [*37] companies in 2000. Annual election of each director is a core policy for the Council of Institutional Investors (www.cii.org).

Another CII policy is allowing adoption of shareholder proposals that receive a majority of votes cast as this proposal did in 2000. Institutional investors own 68% of Honeywell stock.

Merely reinstates the long-standing practice at Honeywell

This proposal, which won 57% shareholder approval, merely asks the company to reinstate the long-standing practice at Honeywell before the AlliedSignal-Honeywell combination. This proposal also won strong support in both 1998 and 1999 (greater than 49% approval each year). Percentages are based on votes cast yes and no.

Double Standard at Honeywell?

Consistent with the Honeywell board accepting shareholder votes for its own election, the board should arguably have a policy to give equal value to shareholder votes for other ballot items. Furthermore, the board need not fear annual election because each director faces no competing candidate.

Greater Management Accountability

Arguably greater management accountability, in part through this proposal, will make Honeywell better prepared in facing challenges [*38] highlighted by these types of news reports that could reoccur:

. The 3rd and 4th quarters of 2001 will be down and there aren't a lot of conclusions we can draw from the latest results, said Howard Rubel, Goldman Sachs analyst.

. Honeywell's second-quarter 2001 income slumped 92% - hurt by a continuing drop in revenue, eroding profit margins and the failed GE combination.

. There are no guarantees Mr. Bossidy will be as successful as in the past.

A respected survey shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

To enhance oversight of the company's returning management, vote yes:

ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000- BE ADOPTED

ELECT EACH DIRECTOR ANNUALLY

YES ON 4

ATTACHMENT 2

CFLETTERS

From: John Chevedden [jrcheve@earthlink.net]
Sent: Wednesday, October 03, 2001 1:17AM
To: cfletters@sec.gov
Subject: Honeywell

A response is being prepared to the Honeywell no action request. The shareholder response will be forwarded via overnight next week. Part of this response may address some of the same type of claims that Honeywell made regarding [*39] its no action request on Mr. Mathis' Honeywell proposal.

The company has delayed the shareholder no action response by preparing objectionable opposing proxy text. This required a shareholder response to the Office of Chief Counsel. This response was forwarded on Oct. 1, 2001.

2003 SEC No-Act. LEXIS 153

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

January 31, 2003

[*1] Occidental Petroleum Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 18, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Occidental may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report ..." and ends "... performance from 1990 to 1999"; and

- specifically identify the persons or entities referenced in the sentences that begin "Some believe that a company ..." and end "... bad things happening to a company" and provide factual support in [*2] the form of a citation to a specific source.

Accordingly, unless the proponent provides Occidental with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

INQUIRY-1: JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310/371-7872

January 7, 2003

Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corp. (OXY)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Emil Rossi

Ladies and Gentlemen:

This letter addresses the company no action request to suppress a well-esstablished shareholder proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal. Hewlett-Packard Company (December 17, 2002) addressed the items in lines 7 and 12.

Line 3
The text of the proposal is believed appropriately worded for [*3] contingencies outside the proponent's control. The company has failed to describe how the proponent could know with certainty whether the company will adopt a poison pill in the 5 months leading up to the annual meeting.

Line 7
The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School. Hewlett-Packard Company (December 17, 2002) directed a Harvard report reference such as the preceding to be included in the proposal text.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

Line 12
The text, a company with good governance will perform better and good governance is a means of reducing risks, is supported by *Directors & Boards*, Fall 2001, page 115.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company [*4] request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

OXY OCCIDENTAL PETROLEUM CORPORATION
10899 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024

TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-4737
Email linda_peterson@oxy.com

December 18, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Emil Rossi, a copy of which is attached hereto as Exhibit A (the "Proposal"), may properly be omitted [*5] from the proxy materials for the Company's 2003 Annual Meeting of Stockholders.

Occidental received a proposal from Mr. Rossi on October 7, 2002 (the "Proposal"). The Proposal requests the recommendation that any existing poison pill be redeemed and that a poison pill not be adopted or extended unless such adoption or redemption has been submitted to a shareholder vote. Mr. Rossi also designates John Chevedden to be his representative in connection with the Proposal.

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(3), because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials.

<u>Discussion</u>

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy materials if the proposal is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See <u>Phoenix Gold International</u>, Inc., available November 21, 2000, and <u>Honeywell International Inc.</u>, available October 26, 2001, copies of which are attached as Exhibits B and C, respectively (the Staff allowed the [*6] deletion of certain statements that were false and misleading).

Mr. Rossi's proposal begins with the statement: "This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) ...." Other language in the proposal implies that Occidental has a poison pill:

> "In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill ... I believe that our company should follow suit and allow shareholder participation."

As Occidental has reminded Mr. Rossi and Mr. Chevedden in the past, Occidental does not currently have a poison pill in place. In 1996, Occidental's shareholder rights plan expired. The Company has made no efforts since then to replace the plan. Although the Company has made Mr. Rossi aware that it has no poison pill in effect (when Mr. Rossi made a similar proposal for inclusion in Occidental's 2002 proxy statement), Mr. Rossi continues to make references to the "poison pill previously issued (if applicable)" rather than writing a proposal that is specific to the Company. Moreover, in response to Mr. Rossi's proposal presented at the 2002 Annual Meeting and based [*7] upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors, at its December 10,

2002 meeting, adopted a Policy on Stockholder Rights Plans (the "Policy"), a copy of which is attached as Exhibit D. The Policy requires the Nominating and Corporate Governance Committee to review annually whether the Company should adopt a stockholder rights plan and whether stockholder approval should be obtained in connection with any proposed adoption. The policy also provides that the Committee's annual recommendation be posted on the Company's website together with any action taken by the Board on such recommendation. Clearly the language submitted by Mr. Rossi would wrongly lead shareholders to believe that Occidental does in fact have a poison pill.

The staff has previously agreed such language is misleading. In Fluor Corporation, available January 15, 1997 ("Fluor"), a copy of which is attached as Exhibit E, the staff was asked to consider omitting a proposal that requested the company to redeem any existing rights plan although the company had no such plan. In Fluor, the staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(3) [*8] unless the proponent recast the proposal to refer only to a rights plan that might be adopted in the future. The Company believes that, as in Fluor, references to poison pills in existence are misleading and can be properly deleted.

In addition, the Proposal is rife with misleading and unverifiable statements. The following are examples of such statements:

> "A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999."

Mr. Rossi fails (1) to define terms such as "corporate governance index" and "company performance"; and (2) to indicate the degree to which "good corporate governance" is "positively and significantly" related to "company value." Mr. Rossi also fails to properly identify the study in a way that would allow a stockholder to verify the conclusions to which Mr. Rossi refers. Last year, Mr. Rossi and his representative also attempted [*9] to use improperly cited sources; the Commission held that such sources must be identified or the references deleted. (See Exxon Mobil Corporation, available March 26, 2002 ("Exxon"), and Occidental Petroleum Corporation, available March 8, 2002 ("Occidental"), copies of which are attached as Exhibits F and G, respectively.)

> "Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company."

Again, Mr. Rossi's vague terminology renders this statement confusing at best. Who are the "some" and "others" whose beliefs Mr. Rossi espouses? What do these unnamed individuals consider to be good governance? Upon what facts are these opinions based? Without citations, this statement can only be taken as Mr. Rossi's opinion disguised as the opinion of others who are presumably experts. Unless the Proponent can provide a proper citation for this statement, the Company believes that it may properly be omitted. (See Exxon and Occidental.)

Conclusion

In accordance with Rule 14a-8(j), a copy [*10] of this letter is being sent to Mr. Emil Rossi (with a copy to Mr. John Chevedden), with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit H.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin printing its proxy materials on or about March 3, 2002, in order to deliver to the mailing house March 10, 2002, for commencement of mailing on March 13, 2003. Accordingly, we would appreciate receiving your response no later than February 28, 2003. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

ATTACHMENT

3 - Shareholder Vote on Poison Pills

This topic won an average 60% yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder [*11] vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company,

Since the 1980s Fidelity, a mutual fund giant with $ 800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $ 1.5 trillion called for shareholder approval of poison pills. In recent years, various Companies have been willing to redeem existing poison pills or seek shareholder [*12] approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills

Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002
2) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot [*13] and, most importantly, to allow the voters a choice on election day."

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

October 1, 2002

Mr. Ray Irani

Chairman and CEO
Occidental Petroleum Corp (OXY)
10899 Wilshire Boulevard
Los Angeles, CA 90024
Phone: (310) 208-8800
FAX: (310) 443-6690, 443-6195
Email: oxyweb@oxy.com

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

[*14]
Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi

EXHIBIT H

OXY OCCIDENTAL PETROLEUM CORPORATION
10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-4737
Email linda_peterson@oxy.com

December 17, 2002

VIA EXPRESS MAIL

Mr. Emil Rossi
P.O. Box 249
Boonville, California 95415

Re: Stockholder Proposal

Dear Mr. Rossi:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2003 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

2002 SEC No-Act. LEXIS 339

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

March 8, 2002

[*1] Occidental Petroleum Corporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 27, 2001

The proposal requests that the board of directors of Occidental adopt a policy relating to poison pills that "includes a shareholder vote prior to adopting any poison pill and also redemption or termination of any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur with your view that Occidental can exclude the proposal under 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. revise the phrase that begins "Pills adversely affect. . ." and ends ". . . www.thecorporatelibrary.com/power" so that it includes the accurate quote from and page reference to the referenced source;

. specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional [*2] Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;

. specifically identify the institutional investors that the proponent refers to in the two paragraphs following the heading "Institutional Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in the heading and those two paragraphs;

. provide a citation to a specific source for the sentence, "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" or delete the sentence;

provide a citation to a specific source for the sentence, "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe [BNI] 2001 annual meeting" or delete the sentence and the heading "68% Vote at a Major Company"; and

. delete the phrase "have redeemed poison pills or."

Accordingly, unless the proponent provides Occidental with [*3] a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins
Attorney-Advisor

INQUIRY-1: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

March 8, 2002

Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
7-Day Rule to Change Text Following Rule 14a-8 Staff Letter
Emil Rossi Proposal

Ladies and Gentlemen:

The company said it will not allow the 7-days to make the changes directed by the rule 14a-8 Staff letter, Occidental Petroleum Corporation (March 8, 2002).
The company said it will send the final definitive proxy to the publisher on March 11, 2002 with or without the changes directed in Occidental Petroleum Corporation (March 8, 2002).

This is to request that 7-day period be honored [*4] by the Company.

Sincerely,

John Chevedden
Shareholder

INQUIRY-2: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Emil Rossi Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Occidental Petroleum Corporation (OXY) no action request (NAR). It is believed that OXY must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company Fallacy:
Company soapbox lecturing the investor has priority over accuracy.
2) Missing links:
- A) The company has no description of the claimed routine criticism of the 1986 study.
- B) The company makes no claim whatsoever on whether the criticism it is referring to is immaterial or material.

3) Part-whole Fallacy:
The company claims that since it [*5] finds information in one chapter of *Power and Accountability* that the company personally does not like, it is conclusive that no information relevant to this proposal in contained in the entire book.
4) There is no explanation on how the position of a corporate governance organization can be interpreted as:
- A) Absolute and
- B) Binding on all members and all corporations

5) The company does not provide any evidence that it asked for the proposal to be condensed within the 14-day period.
6) The company provides no information that the website cases it references are consistent with SLB 14, which is believed to give the burden of proof standard to the company.
7) The company cites no cases after SLB 14 that support its position on websites.
8) The repeated use of the investor party's name and the repeated company lecturing detracts from the credibility of the company based on the merits of the issues.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is [*6] requested.

Sincerely,

John Chevedden
Shareholder

INQUIRY-3: OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

December 27, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Emil Rossi, as amended by his representative John Chevedden, a copy of which amended proposal is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2002 Annual Meeting of Stockholders.

Occidental received a proposal from Mr. Rossi on October 25, 2001, a copy of which is attached hereto as Exhibit [*7] B (the "Rossi Proposal"). The Rossi Proposal requested the termination of any existing poison pill unless such poison pill had been approved by stockholders, and named Mr. John Chevedden as Mr. Rossi's representative with respect to the stockholder proposal. On November 6, 2001, Occidental received an amended proposal from Mr. Chevedden, which is attached hereto as Exhibit C (the "First Amended Proposal"). The First Amended Proposal contained two proposals: (i) the Company should seek shareholder approval prior to adopting any poison pill; and (ii) the Company should terminate any pill now in effect unless it has been approved by a shareholder vote. Occidental notified Mr. Chevedden (with a copy to Mr. Rossi) on November 16, 2001 (a copy of which notice is attached hereto as Exhibit D), that, in order to comply with proxy rules, he needed to submit only one proposal. By amendment received November 28, Mr. Chevedden amended his proposal.

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(3), because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials, and Rule [*8] 14a-8(d), which limits the length of proposals submitted to 500 words.

Discussion

A. The Proposal is contrary to Rule 14a-9 and may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy materials if the proposal is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See Phoenix Gold International, Inc., available November 21, 2000, and Honeywell International Inc., available October 26, 2001 (the Staff allowed the deletion of certain statements that were false and misleading).

Occidental believes that it is misleading for the Proponent to cite the study released in 1986 by the Office of the Chief Economist of the Securities and Exchange Commission ("SEC"). The citation to this 15-year old study implies that the study was and is still valid. In fact, the methodology and findings of the study have been routinely criticized. See John C. Coates IV, Takeover Defenses in the Shadow of the Pill: A Critique of the Scientific Evidence, *79 Tex. L. Rev. 271*. Moreover, Occidental is concerned that the citation [*9] to a study by the Staff of the SEC will mislead stockholders into believing that the SEC has taken a position against poison pills and that stockholders will be unduly influenced by such citation.

The reference by the Proponent to "Power and Accountability" by Nell Minow and Robert Monks is false and misleading. The work is introduced on the corporate library web site as "A provocative answer to anyone alarmed by Barbarians at the Gate". There is no index to the article so it is impossible to easily find the "Additional Support for this Proposal Topic" promised by the Proponent. Rather, what one finds, as exemplified by Chapter 1, a copy of which is attached as Exhibit E, appears to be a general diatribe about American corporations.

The reference by the Proponent to the position taken by The Council of Institutional Investors is false and misleading. The Proponent implies that the Council policy with respect to a stockholder vote on poison pills is absolute. In fact, the lead in to the Council's policies states:

> "Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most [*10] of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and *Council members only raise policy issues in particular situations when underlying facts warrant* (emphasis added).

The Proposal is rife with other misleading and unverifiable statements. The following are examples of such statements:

> "Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders."

Mr. Chevedden offers no citations in support of such statements. His fails to define the vague term "institutional investors," nor does he identify which "institutional investors" hold this belief. Without citations, this statement can only be taken as Mr. Chevedden's opinion disguised as fact.

> "This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000."

Again, Mr. Chevedden uses a vague term -- "institutional support" -- without defining such term. He also (a) fails to identify the 26 "major" companies to which [*11] he refers; (b) fails to explain how he arrived at his "57%" statistic; and (c) fails to explain whether his statistic accounts for broker non-votes and abstentions. Because he offers no way to verify his statement, it should be considered false and misleading.

> "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting."

This proposal topic actually won 60.2% of the vote at the Burlington Northern Santa Fe annual meeting; Mr. Chevedden has chosen to re-calculate the vote totals without counting broker non-votes and abstentions.

> "In recent years, various companies have redeemed poison pills or have given shareholders a meaningful vote on this topic. Our company should do so as well."

This statement implies that the Company has a poison pill in effect and that the Company has done nothing to remove anti-takeover provisions. In fact, Occidental let its poison pill expire by its own terms in October 1996, and has taken no action since then to adopt another rights plan. Additionally, Occidental amended its Restated Certificate of Incorporation in 1997, to declassify its board of directors. Contrary to what is implied by the Proponent, [*12] this amendment was voted on by the Company's stockholders at Occidental's 1997 annual meeting.

For the foregoing reasons, Occidental believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it violates the prohibition in Rule 14a-9 against false and misleading statements.

B. The proposal is contrary to Rule 14a-8(d) and may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(d) provides that a proposal may be omitted from a company's proxy statement if the proposal and its supporting statement, in the aggregate, exceed 500 words. The Proponent seeks to avoid the limitation by incorporating an SEC study as well as directing stockholders to not one but two web sites for supporting arguments.

The Staff has previously found that references to web sites are excludable and may be omitted from supporting statements, whether they are web sites of the proponent (See Templeton Dragon Fund, Inc., *available* June 15, 1998 or of a third party *(See* Boeing Co., available February 23, 1999; Emerging Germany Fund Inc., available December 22, 1998; Pinnacle West Capital Corp., available March 11, 1998).

In this case, the Proponent has made only the most cursory [*13] attempt to provide a supporting statement. Instead, he gives a misleadingly, abbreviated statement, for example: "Pills adversely affect shareholder value." Then, he refers stockholders to an article and other information published on the Internet that he claims supports the statement. The use of the web site addresses allows the Proponent to incorporate additional material, which may or may not support his Proposal, with the result being a supporting statement that is well in excess of the 500-word limit under Rule 14a-8(d).

For the foregoing reasons, Occidental believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it violates the 500-word limitation in Rule 14a-8(d)

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. John Chevedden (with a copy to Mr. Emil Rossi), with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit F.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental [*14] plans to begin mailing its proxy materials on or about March 19, 2002. Accordingly, we would appreciate receiving your response no later than March 1, 2002. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

EXHIBIT A

In response to the Occidental Petroleum Corporation letter

November 28, 2001

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Occidental shareholders request that our Board of Directors adopt a meaningful shareholder vote policy on poison pills. This consistent single policy includes a shareholder vote prior to adopting any poison pill and also redemption or termination of any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current [*15] poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time

3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value
A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.
Source: Office of the Chief Economist, Securities and Exchange
Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic
. Pills adversely affect Shareholder value.
Power and Accountability
Nell Minow and Robert Monks
Source: *www.thecorporatelibrary.com/power*

. The Council of Institutional Investors
www.cii.org/ciicentral/policies.htm & www.cii.org
recommends shareholder approval of all poison pills.

Institutional Investor Support
Many Institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid [*16] an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support
This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote front shareholders at 26 major companies in 2000.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company
This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:
www.thecorporatelibrary.com
At this URL page:
http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10
563&Resolution_ID=515&Proxy_Season=2001

Shareholder Vote Precedent Set by Other Companies
In recent years, various companies have redeemed poison [*17] pills or have given shareholders a meaningful vote on this topic. Our company should do so as well.

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

Text above the first line and below the second line is not intended for publication.

Brackets "[]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publicatin with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT B

Emil Rossi
P.O. Box 249
Boonville, CA 95415

FX: 310/443-6195
FX: 310/443-6690
PH: 310/208-8800
Email: oxyweb@oxy.com

Oct 22 2001

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp.
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. Irani and Directors of Occidental Petroleum Corp.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

[*18]
Your consideration is appreciated.

Sincerely,

Emil Rossi
Record Holder
Occidental Petroleum Corp.

Oct 22 2001
Date

2002 SEC No-Act. LEXIS 216

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

February 18, 2002

[*1] Allstate Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2001

The proposal requests that the board of directors redeem any poison pills previously issued unless it is approved by Allstate shareholders.

We are unable to concur in your view that Allstate may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";

. revise the reference to "(wxvw.cii.org/ciicentral/policies.htm)" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Allstate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allstate omits only these portions of the supporting statement [*2] from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor

INQUIRY-1: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX

310/371-7872

FX: 202/942-9525

December 31, 2001

Via UPS

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allstate (ALL)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Allstate no action request (NAR). It is believed that Allstate must meet the burden of proof under rule 14a-8.
Examples of the fallacious principles behind the company claims are sometime preceded by (sic).

1) It appears that the company may rely heavily on cases prior to SLB 14.
2) SLB 14 changed website address rules.
3) The company uses the part-whole fallacy.
4) In other words the company claims (sic) since *Power and Accountability* is not totally devoted to the topic of this 500-word single-topic proposal, then no part of the book is relevant to this proposal. In other words [*3] the company claims (sic) that a respected book on corporate governance may have no relevance to an established corporate governance proposal topic.
5) A shareholder can quickly find shareholder proposals similar to this proposal through The Corporate Library home page. However, the claim (sic) that since other information is accessible from this home page, the mere availability of other information should entirely exclude the availability of this home page to shareholders.
6) The company could be implicitly impugning its own shareholders by implying that shareholders cannot readily find information relevant to this proposal through the titled links on a corporate governance home page.
7) Since 65% of company shareholders are institutional shareholders this could be an oblique criticism, in the public record, of the professional investors in our company who have a clear fiduciary duty to their investors.
8) Without support the company invents a convoluted hypothesis: One and only one of the URLs, for some unknown reason, is claimed to be part of the proposal. Thus (sic) the full text of this URL was required to be provided to the company earlier.
9) The company could implicitly impugn [*4] its own shareholders by implying that shareholders can not differentiate information on a corporate governance website that applies to a specific corporate governance topic.
10) Or make (sic) the fallacious claim that each topic of corporate governance exists in strict vacuum from every other topic of corporate governance.
11) The company claim may imply (sic) that each principle of good corporate governance is completely unrelated to every other principle of good corporate governance.
12) In other words, that (sic) it would be impossible for any underlying principle to be relevant to more than one topic of corporate governance.
13) The company seems opposed to shareholders, through researching this proposal, to gain any insight into a corporate governance principle that could apply to more than one proposal topic.
14) The company proposes the Draconian measure that, although URLs can be at least sometimes be included according to SLB 14, that if a third party changes an URL before the proxy is printed, the proposal could legally be entirely excluded following a URL address change.

15) This Draconian suggestion could detract from company credibility on other claims in its NAR.

[*5] The opportunity to submit additional supporting material is requested.
If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden

INQUIRY-2: Allstate (R)

Allstate Insurance Company
2775 Sanders Road, A-2
Northbrook, IL 60062
Phone 847.402.2343
Fax 847.326.9722
Email ksmith1@allstate.com

December 20, 2001

Securities Exchange Act of 1934 - Rules 14a-8(i)(3) and 14a-9

BY AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal submitted by John Chevedden for Emil Rossi for inclusion in The Allstate Corporation's 2002 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its annual meeting in 2002 the stockholder proposal submitted by Mr. Emil Rossi, who is represented by Mr. John Chevedden.

In accordance with Rule 14a-8(j) under the Securities Exchange [*6] Act of 1934, Allstate is filing this letter with you no later than 80 calendar days before March 25, 2002 the day on which Allstate intends to file its definitive proxy statement and form of proxy with the SEC.

Also in accordance with Rule 14a-8(j), enclosed are six copies of the following:

1. This letter addressed to the Division of Corporation Finance;

2. Mr. Rossi's letter of October 22, 2001 setting forth his original proposal (Exhibit A);

3. My letter of November 5, 2001 to Mr. Chevedden requesting the removal of the website addresses from the proposal's text (Exhibit B);

4. Mr. Chevedden's e-mail to me of November 6, 2001 requesting clarification (Exhibit C);

5. my e-mail reply to Mr. Chevedden dated November 8, 2001 (Exhibit D);

6. Mr. Chevedden's email of November 9, 2001, again apparently seeking clarification (Exhibit E);

7. my e-mail response dated November 12, 2001 (Exhibit F);

8. my further e-mail message to Mr. Chevedden of November 12, 2001 (Exhibit G);

9. Mr. Chevedden's email of November 12, 2001 (Exhibit H);

10. my e-mail response dated November 19, 2001 (Exhibit I);

11. Mr. Chevedden's e-mail of December 2, 2001 (Exhibit J); and

12. print-offs of website pages referred to in Mr.Rossi's proposal (Exhibit K). [*7]

Mr. Rossi's proposal requests the Allstate Board of Directors to redeem the Company's "poison pill" or submit it for a shareholder vote (the "Proposal").

Reasons for Omission

Allstate believes it is entitled to omit the proposal from its proxy statement because the proposal violates the Rule 14a-8(i)(3) in that it violates proxy rules 14a-8(e)(2) and Rule 14a-9 which prohibits materially false or misleading statements.

The Proposal Violates the Proxy Rules, Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a proposal may be omitted from proxy material if it, or its supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements to be made in proxy soliciting materials. In addition, Staff Legal Bulletin No. 14, dated July 13, 2001 stated that companies may exclude a website address under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The SEC has previously indicated that websites are excludable and may be omitted from supporting statements (AMR [*8] Corporation (April 3, 2001)(deleting reference to www.cii.org in supporting statement submitted by Mr. Chevedden); The Emerging Germany Fund, Inc. (December 22, 1998)(acknowledgement that website reference circumvents proxy rules); Templeton Dragon Fund, Inc. (June 15, 1998)(website referred to information not provided to registrant); Pinnacle West Capital Corporation (March 11, 1998)(no way to verify accuracy of information posted)). Therefore, the Company submits that the inclusion of the website addresses in the Proposal renders it excludable as containing materially false and misleading statements and statements that are irrelevant to the subject matter of the proposal.

The proponent has included four third-party websites in his Proposal. Allstate contends that it may exclude the Proposal on the grounds that the inclusion of the website addresses violates Rule 14a-8(i)(3) as a violation of the proxy rules by 1) referencing materially false, misleading and irrelevant information to the subject of the Proposal and 2) referencing information not previously provided to the Company and not available to shareholders.

In addition, information on the third-party websites may be materially [*9] false and misleading statements. Allstate would not be in a position to investigate the voluminous amount of data contained on these websites for truth and accuracy in the time frame allowed under Rule 14a-8(j) or thereafter. Nor would Allstate be in a position to regulate or monitor the content of the material contained on the websites as the data contained on the websites evolves continuously. The SEC has agreed that inclusion of third-party websites may undermine the proxy process requirements of Rule 14a-8. (See, The Emerging Germany Fund, Inc. (December 22, 1998), Templeton Dragon Fund, Inc. (June 15, 1998)). The presence of the websites could also lead to confusion by shareholders and members of the public who will access Allstate's filed proxy materials electronically and may not appreciate the fact that the information accessed through these websites is not Allstate-generated and/or sanctioned information.

Set out below is each URL contained in the Proposal and the specific reasons why the website addresses should serve as the basis for omitting the Proposal. Attached as Exhibit K to this letter are print-offs of each referenced page for illustrative purposes.

1. www.thecorporatelibrary.com/power [*10] - this reference is to a publication entitled, "Power and Accountability" by Nell Minow and Robert Monks. Contained in the publication by links are articles expressing some facts and the authors' opinions on a wide spectrum of subjects such as corporations, the impact of business on society, the environment and the world. For example, in the first article or chapter entitled, "Shareholders and Stakeholders", the following statements are made, "other companies operate within the law, but they abuse their investors with outrageous compensation packages for management. . ." and "this is more than just a commercial failure, a loss of money; it is as if the every essence of Americanism, so long the envy of the entire world, has been tested and found wanting." While such statements may be interesting, they are not relevant to the subject of the Proposal, which is the existence of the Company's rights plan.

2. www.thecorporatelibrary.com - this reference is to the home page of The Corporate Library. This site serves as a source of information on again, a wide variety of subject matters. The site follows shareholder action over the last two years, includes lists of issues and proposals [*11] on a variety of subject matters, contains a recommended reading list by Nel Minnow, contains a links to other third party reports on board of directors, contains surveys and articles on any many different subjects related to governance and business in general. Again this information is irrelevant to the subject matter of the Proposal, and therefore should be omitted because it is materially false and misleading and will lead to shareholder confusion.

3. www.cii.org/ciicentral/policies.htm - this site results in an error message stating that such site cannot be found or does not exist any longer. The website reference is apparently meant to refer to information intended to be considered part of the Proposal. Rule 14a-8(e)(2) requires proponents submit their proposals and supporting statements to the company by a certain date. Because there is no information provided by this reference, the Proposal should be omitted as a whole as the Proponent failed to provide the Company with the information it intends to be part of its proposal and supporting statement in contravention of Rule 14a-8(e)(2).

4. www.cii.org - this reference is to the home page of the Council of Institutional [*12] Investors (CII), an organization of pension funds that address investment issues affecting plan assets. As such, the website contains information about, among other things, CII's observations relating to various companies, shareholder proposals on any subject that won a high degree of shareholder support, discussions on soft dollars and commissions incurred by pension plans, CII's corporate governance policies and a "links" page containing hyperlinks to over 50 other third-party websites. As such, the website contains information that is not related to the issue of rights plans and referencing the site may be misleading and lead to shareholder confusion.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits Mr. Rossi's proposal from its proxy materials for its annual meeting in 2002.

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response. If you have any questions with respect to this letter, please contact me at the number listed below.

Please acknowledge receipt [*13] of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,

Katherine A. Smith

ATTACHMENT

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

. Pills adversely affect shareholder value.
Power and Accountability
Nell Minow and Robert Monks

. The Council of Institutional Investors recommends shareholder approval [*14] of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench exiting management.

Institutional [*15] **Investor Support Is High-Caliber Support**

Clearly this proposal topic has significant institutional support. Shareholder right at to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: Investor Responsibility Research Center's Corporate Governance Bulletin, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication [*16] with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

FX: 847/402-0169
FX: 847/402-2351
PH: 847/402-5000

Mr. Edward M. Liddy
Chairman of the Board, President, Chief Executive Officer
Allstate Corporation
Allstate Plaza, 2775 Sanders Road
Northbrook, IL 60062

Dear Mr. Liddy and Directors of Allstate Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is [*17] appreciated.

Sincerely,

Emil Rossi
Record Holder
Allstate Corporation

Oct 22 2001
Date

1993 SEC No-Act. LEXIS 31

Securities Exchange Act of 1934 -- Rule 14a-8

January 11, 1993

[*1] Exxon Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 11, 1993

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Exxon Corporation (the "Company")
Incoming Letter dated November 25, 1992

The shareholder proposal recommends that the Board of Directors adopt a policy establishing a formula for the Chief Executive Officer's total compensation.

The Division is unable to concur in your view that the proposal is false and misleading within the meaning of Rule 14a-9. Accordingly, we do not believe that Rule 14a-8(c)(3) may be relied on as a basis to exclude any portion of the proposal from the Company's proxy statement. However, there appears to be some basis for your view that one aspect of the supporting statement may be false or misleading under Rule 14a-9. Specifically, the second sentence in the second paragraph of the supporting statement appears to contain material that may be false and misleading under Rule 14a-9 - "Exxon ten year average earnings per share is $ 3.37." Assuming the proponent revises this statement to replace $ 3.37 with $ 3.42, within seven calendar days after receipt of this response, this [*2] Division does not believe that the Company may rely on Rule 14a-8(c)(3) to exclude the subject statement from its proxy materials.

Sincerely,

Amy Bowerman Freed
Special Counsel

INQUIRY-1: EXXON CORPORATION
225 E. JOHN W. CARPENTER FREEWAY, IRVING, TX 75062-2298
Telephone: (214) 444-1477
Facsimile: (214) 444-1432

November 25, 1992

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.

Judiciary Plaza
Washington, D.C. 20549

Re: Exxon Corporation -- Omission of Shareholder Proposal Under SEC Rule 14a-8(c)(3) -- CEO Compensation

Dear Sir or Madam:

Exxon Corporation has received from Mr. Emil Rossi a proposal relating to CEO compensation and statement in support thereof for inclusion in the proxy material for its 1993 annual meeting of shareholders. As Exxon intends to omit the proposal and statement from such proxy material, this letter and its enclosures are sent to the Commission for filing pursuant to paragraph (d) of Rule 14a-8.

The Proposal and Proponent's Statement in Support Thereof

Enclosures Number 1 and Number 2 are copies of the shareholder proposal and supporting statement, respectively, as received [*3] from the proponent.

Statement of Reasons for Omission

Exxon believes it may omit the proponent's proposal and statement from its 1993 proxy material pursuant to paragraph (c)(3) of Rule 14a-8 for the reasons set forth below. To the extent such reasons are based on matters of law, this letter represents the opinion of the undersigned.

Rule 14a-8(c)(3) -- Proposal Contrary to Proxy Rules

The proposal is contrary to Rule 14a-9, which prohibits false or misleading statements ill proxy statements, and therefore may be omitted under paragraph (c)(3) of Rule 14a-8. Certain aspects of the proposal are so vague and indefinite as to be misleading within the meaning of Rule 14a-9. The proposal recommends that the Board of Directors adopt a policy which would tie Chief Executive Officer (CEO) compensation to the company's performance based upon a formula. That formula, however, is ambiguous and misleading since it fails to adequately define many of its terms.

First, the proposal fails to adequately define what is meant by "the average Exxon employee" or "annual wages or salary" for purposes of making the initial calculation required by the proposal. There are many different [*4] types of employees, such as salaried professionals, non-union hourly wage earners, and employees covered by union contracts. Some employees are assigned a 40-hour work week, while others have a 42-hour work week, a 4-day work week and/or a rotating shift schedule. Which of these types of employees is average? Also, it is not clear whether the average employee relates to all employees of the parent company or if it relates to the parent company and all its subsidiaries as well. The meaning of average and of wages or salary becomes very difficult to work with if the larger group is intended. Exxon Corporation currently operates in the United States and in over 80 countries through a number of different divisions and hundreds of domestic and foreign subsidiaries and affiliates. The company's employing units pay salaries in local currencies and have various means and standards of compensating their employees, which reflect competitive and other conditions in that unit's particular geographic area and industry.

Similarly, the phrase "annual wages or salary" may or may not include amounts attributable to such variables as overtime, shift differentials, holiday premiums, short- and long-term [*5] incentive pay, short- and long-term disability pay, overseas premiums, housing allowances, relocation payments, and matching credits to thrift plans. Is the determination of "annual wages or salary" to be calculated as of the beginning of the year, as of year-end or at some other time? This factor is significant since pay raises and other chances in compensation occur throughout the year. The timing of determining "the average Exxon employee" also will have an effect since the employee population in Exxon's employing units varies throughout the year. These important parameters, however, are not addressed. Without further clarification of the meaning of "the average Exxon employee," and "annual wages or salary," neither the company nor the shareholders voting on the proposal would know with any reasonable certainty how to take even the first step in the calculation required by the proposal.

Second, the proposal fails to adequately define what is meant by "the CEO's total compensation." If read broadly, the term might include all of the myriad types of compensation addressed by the Commission in its recent release on executive compensation disclosure. See SEC Rel. 33-6962; 34-31327. [*6] However, it would be hard to apply the proposal's performance-based formula to many types of compensation, especially those that are already tied to some measure of the company's performance.

Third, even if the formula identified the components to be included in total compensation, many types of compensation require valuation to reach aggregate numbers that can be averaged. The Commission has recognized the difficulty involved in calculating the value of many types of executive compensation, particularly those of a contingent nature such as stock options. We understand that the Financial Accounting Standards Board has been considering the appropriate method for valuing stock options and similar awards since 1984 without coming to any conclusions. We also understand that the Commission's Chief Accountant is studying this issue and has not yet reached any conclusion. Given the uncertainty in this area and the failure of the proposal to include any guidance regarding the components of total compensation or how to value them, neither the company nor shareholders would be able to determine how the proposal should or could be implemented.

Fourth, even if one could ascertain what is meant [*7] to be included in "total compensation" and how its components should be valued, shareholders would no doubt be confused by the conflicts and inconsistencies between the proponent's proposal and his supporting statement. The proposal clearly states that the ten-year period to be used for determining average earnings per common share and average dividends per common share is from 1982 to 1991 and that the time frame for determining the average Exxon employee's wages or salary is 1992. Yet the reference in the supporting statement to the process repeating itself each year seems to indicate that the proponent had a rolling ten-year period in mind.

Fifth, the proposal refers to a base rate determined by reference to the average employee's 1992 annual "wages or salary", in contrast to the supporting statement's reference to the average employee's "compensation". "Compensation" is generally regarded as a broader term than "wages or salary" and is subject to greater definitional and valuation problems similar to those described above with respect to CEO "total compensation."

Sixth, the proponent's supporting statement states that "Exxon ten year average earnings per share is $ 3.37." If [*8] the proponent is referring to Exxon's ten year average earnings per share for the period from 1982 to 1991, which is the period referred to in the proposal, the correct figure is $ 3.42 not $ 3.37.

Seventh, the numerical example provided in the supporting statement serves to further confuse, rather than clarify, the proposal's intended application. The example fails to state for which year the CEO's compensation is being calculated. Is it 1992, the year referred to in the first sentence of the example, or is it 1993, the year referred to in the third sentence of the example? Another possibility is 1994 since part of the formula uses 1993 earnings per share as a component and 1993 earnings per share will not be known until well into 1994. Similarly, the example appears to be using the ten year average earnings per share for the period 1982-1991, yet this benchmark is adjusted by changes in Exxon's 1993 earnings per share. How do 1992 earnings affect the calculation? It appears that not only the company, but also the proponent, has difficulty in applying the formula in a coherent fashion.

In summary, the proposal is so vague, indefinite and misleading in so many respects [*9] that neither the shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty what actions or measures the company should take if the proposal were implemented. The Staff has concurred that a similarly vague and indefinite proposal that would have established a formula for executive pay increases was properly omitted under Rule 14a-8(c)(3). See Minnesota Mining & Manufacturing Co. (available February 25, 1976).

Pursuant to paragraph (d) of Rule 14a-8, enclosed are five additional copies of this letter and six copies of the aforementioned Enclosures. A copy of this letter is being sent to the proponent. If you desire any further information with respect to this matter, please telephone me at 214-444-1477 or, in my absence, Richard E. Gutman at 214-444-1480.

Very truly yours,

Jo Anne Murphy

ENCLOSURE NUMBER 1

Emil Rossi

P.O. Box 249

Boonville, Ca. 95415

July 6, 1992

Exxon Corporation
David Baird - Corp. Secretary
225 E. John W. Carpenter Freeway
Irving Texas, 75062-2298

EMIL ROSSI PROPOSAL TO BE SUBMITTED IN THE 1993 PROXY

Resolved, that the stockholders of Exxon recommend that the board of directors adopt the following [*10] policy: As relates to future contracts, the Chief Executive Officer's total compensation will be determined as follows: The C.E.O.'s beginning total compensation will be 25 times more than the average Exxon employee's 1992 annual wages or salary. The C.E.O.'s total compensation will go up or down in direct proportions to the company's performance. To be determined as follows: One half of the compensation shall go up or down gauged against the ten year average earnings per common share (adjusted for stock splits) from 1982 to 1991. The remaining one half shall go up or down gauged against the ten year average dividends per common share (adjusted for stock splits) from 1982 to 1991.

Emil Rossi holder directly of 2496 common shares certificate # N882639, N882640, N882641, N882642, N882841, T624284

I request that my name and address be placed on the 1993 proxy material. If the company has any objections to this proposal, I request that the company send their objections to the S.E.C. immediately, so as to allow the proponent a fair and ample time to respond and object if necessary.

Emil Rossi

ENCLOSURE NUMBER 2

SUPPORTING STATEMENT

The purpose of this proposal is to pay the Chief [*11] Executive Officer based entirely on the company's performance. To do this you must pay gauged against past performance. If the C.E.O. performs better the C.E.O. will be paid more, if the C.E.O. performs worse, the C.E.O. will be paid less. You also need a starting point, a base rate of 25 times more than the average employee's compensation.

For example, if the average Exxon employee earned $ 32,000.00 in 1992, the C.E.O. would have a beginning total compensation of 25 times more or $ 800,000.00. Exxon ten year average earnings per share is $ 3.37. If Exxon earnings per share in 1993 rose 20 % to $ 4.04 one half of the C.E.O.'s compensation would go up 20 % from $ 400,000.00 to $ 480,000.00. On the other hand if Exxon earnings per share in 1993 fell 20 % to $ 2.70, one half of the C.E.O.'s compensation would fall 20 % to $ 320,00.00. The other half of the C.E.O.'s compensation, $ 400,000.00 would rise, fall or stay the same gauged against Exxon ten year average dividend per share of $ 1.98. The following year the process would repeat itself.

1990 SEC No-Act. LEXIS 341

Securities Exchange Act of 1934--Rule 14a-8

February 22, 1990

[*1] USX Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Richard M. Hays, Esq.
Secretary & Assistant General Counsel
USX Corporation
600 Grant Street
Pittsburgh, PA 15230

Dear Mr. Hays:

This is in response to your letter dated February 5, 1990, which was written in response to our reply dated January 29, 1990 to your no-action request under Rule 14a-8(d) dated December 12, 1989 concerning a shareholder proposal submitted to USX Corporation (the "Company") by Mr. Nick Rossi.

In our reply, we advised you that the staff has reconsidered its prior position that proposals dealing with "golden parachute" compensation arrangements would be excludable under Rule 14a-8(c)(7) as a matter relating to the ordinary business operations of a registrant, so that such proposals would no longer be omitted under Rule 14a-8(c)(7). In your February 5, 1990 letter, you ask us, in light of this reversal, to waive the 80-day requirement contained in Rule 14a-8(d) so that we would be able to consider two additional arguments, under Rules 14a-8(c)(6) and (c)(3), set forth in such letter.

There appears to be some basis for your view that [*2] the proposal submitted by Mr. Rossi may be omitted under Rule 14a-8(c)(6) on the basis that it is beyond the Company's power to effectuate. It appears, however, that any defect that may exist under the proposal as currently drafted would be cured if the proposal were revised so that it would apply prospectively to prohibit the Company from entering into any new agreements, or from renewing any existing agreements which provide for compensation payments contingent upon the merger or acquisition of the Company. Assuming the proponent revises the proposal in the manner indicated within seven calendar days of receipt of this letter, the Company may not omit the proposal and supporting statement under Rule 14a-8(c)(6).

There appears to be some basis for your view that the second sentence of the second paragraph and the first sentence of the third paragraph of the supporting statement may be omitted under Rule 14a-8(c)(3) on the basis that they are false or misleading. It appears, however, that this defect could be cured if such sentences were revised to indicate that they are opinions or beliefs of the proponent. Assuming the proponent revises such portions of the supporting statement in [*3] the manner indicated within seven calendar days of receipt of this response, the Company may not omit such portions of the supporting statement under Rule 14a-8(c)(3).

In addition, we are unable, once again, to concur in your view that the proposal may be omitted under Rule 14a-8(c)(7). Accordingly, we are unable to provide you with any assurance that we would not recommend enforcement action to the Commission if the Company omits the proposal and supporting statement from its proxy materials.

Finally, the fact that the staff has responded to the Company's February 5, 1990 letter should not be construed as a waiver of the 80-day requirement set forth in Rule 14a-8(d).

Sincerely

Melinda L. Reingold
Attorney Fellow

ATTACHMENT

Marathon Oil Company
USS
U.S. Diversified Group
Texas Oil & Gas Corp

USX Corporation
600 Grant Street
Pittsburgh PA 15230
412 433 2922

Richard M Hays
Secretary
& Assistant General Counsel

February 5, 1990

Securities and Exchange Commission
Director of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D. C. 20549

Attention: William Morley, Esq.
Chief Counsel

Re: Shareholder Proposal

Gentlemen:

The purpose of this letter [*4] is to again request confirmation from the Division that it will not recommend any enforcement action to the Securities and Exchange Commission if the Management of USX Corporation ("Corporation") excludes from proxy materials relating to the Corporation's 1990 Annual Meeting of Stockholders a proposal submitted by Mr. Nick Rossi.

The proponent, holder of record of 300 shares of common stock of the Corporation, ration, has submitted a proposal concerning the payment of compensation in the event of the merger or acquisition of the Corporation. Enclosed for filing on behalf of the Corporation pursuant to SEC Rule 14a-8(d) are six copies of the proposal and six copies of this letter.

Mr. Rossi's proposal vas the subject of my letter of December 12, 1989 (copy enclosed) which expressed our intention to omit the proposal based upon the long-standing position of the Staff that such proposals dealt with matters relating to the conduct of the ordinary business of the registrant. In view of the Commission's previous position and in order to conserve the time of the Commission's Staff, we did not believe it was necessary or appropriate to cite other deficiencies in the proposal.

On January [*5] 31, 1990 we received your response to our letter rejecting our request and advising that the Staff now believes that such proposals may no longer be omitted under 14a-8(c)(7). In view of this reversal, this letter is to request that the Commission waive the 80-day requirement contained in Rule 14a-8(d) and consider this additional request for confirmation that the Division will not recommend enforcement action if USX omits the proposals from its proxy materials based upon the issues discussed below.

Rule 14a-8(c)(6) permits the omission of a proposal "if the proposal deals with a matter beyond the registrants power to effectuate." USX presently has in effect agreements with 18 of its senior executives which contain provision for the payment of compensation upon a change of control. The Corporation cannot unilaterally terminate these valid existing contracts.

In addition, Rule 14a-8(c)(3) permits omission of a proposal "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials". Mr. Rossi's supporting statement contains several [*6] opinions as facts unsupported by any evidence. In particular, the second sentence of the second paragraph and the first sentence of the third paragraph are identical to those contained in a proposal submitted by Mr. Emil Rossi to Transemerica Corporation. In the Commission's response to Transamerica's no action request, the Staff advised that these statements could be deleted "unless each is revised so that they are cast as an opinion attributable to the proponent". A copy of the Commission's response is attached.

The Corporation again expresses its intention to omit the instant proposal from the Corporation's proxy materials for 1990 pursuant to SEC Rule 14a-8(c)(7). The Corporation respectfully requests confirmation that the Division will not recommend enforcement action if it does so. The Corporation, on this date and by copy of this letter, is again notifying the Proponent of its intention to omit the proposal from its 1990 proxy solicitation materials.

The Corporation intends to file its preliminary proxy material with the SEC on or about March 12, 1990. your prompt attention to this request would be appreciated. If you have any questions or comments concerning the foregoing, [*7] please call (collect) the undersigned at (412) 433-2922 or F. H. Jones at (412) 433-2882.

Very truly yours,

ATTACHMENT

Nick Rossi
P.O. Box 249
Boonville, Ca. 95415

September 7, 1989

USX
R.M. Hays - Corp. Secretary
600 Grant Street
Pittsburg, PA. 15230

NICK ROSSI PROPOSAL TO BE SUBMITTED IN TEE 1990 PROXY

RESOLVED that the stockholders recommend that the board of directors adopt the following policy : " No compensation shall be paid to any director, officer, or employee of this corporation which is contingent upon the merger or acquisition of this corporation. "

Supporting Statement

" Golden parachutes " are lucrative severance contracts awarded to directors and officers and other executive employees which are contingent on the company undergoing a change of control transaction.

In my opinion, compensation that is paid only if a merger or acquisition occurs works against the best interests of stock owners. When management writes its own "parachute" severance agreements, it creates a direct conflict of interest with shareholders. The agreements provide a personal financial incentive for management to act in a way that may be a detriment to shareholder interests. By rewarding [*8] them with several times their annual compensation in the event of a merger or acquisition, golden parachutes may encourage managers to operate the corporation in a manner that encourages a takeover by failing to maximize value for shareholders.

" Golden parachutes " are an egregious example of management draining the corporate treasury at the stockholders expense for their own private benefit. Any director, officer or employee that wants to profit from a potential merger or buyout should invest their own funds and face the risks of stock ownership, just like the rest of the company's shareholders.

Nick Rossi holder directly of 300 common shares of USX certificate # 's ZQ 80ELU1247 , ZQ 80 ELU1248 , ZQ 80 ELU1249

I Nick Rossi demand that my name and address be included in the 1990 proxy material.

Nick Rossi

ATTACHMENT

USX Corporation
600 Grant Street
Pittsburgh PA 15230
412 433 2922

Richard M Hays
Secretary
& Assistant General Counsel

December 12, 1989

Securities and Exchange Commission
Director of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D. C. 20549

Attention: William Morley, Esq.
Chief Counsel

Re: Shareholder Proposal

Gentlemen:
[*9]
The purpose of this letter is to request confirmation from the Division that it will not recommend any enforcement action to the Securities and Exchange Commission if the Management of USX Corporation ("Corporation") excludes from proxy materials relating to the Corporation's 1990 Annual Meeting of Stockholders a proposal submitted by Mr. Nick Rossi.

The proponent, holder of record of 300 shares of common stock of the Corporation, has submitted a proposal concerning the payment of compensation in the event of the merger or acquisition of the Corporation. Enclosed for filing on behalf of the Corporation pursuant to SEC Rule 14a-8(d) are six copies of the proposal and six copies of this letter.

It is the Corporation's position that SEC Rule 14a-8(c)(7) permits it to properly exclude the proposal from proxy materials relating to its 1990 Annual Meeting.

Rule 14a-8(c)(7) permits the omission of a proposal from proxy solicitation materials "if the proposal deals with a matter relating to the conduct of the ordinary business operations of the issuer." The proposal calls for the adoption of a policy to prohibit the payment of compensation to any director, officer or employee of the [*10] Corporation which is contingent upon the merger or acquisition of the Corporation.

The Commission has consistently taken the position that proposals dealing with compensation in general and with so-called "golden parachutes" in particular may be omitted as dealing with matters relating to the conduct of the ordinary business of a registrant and may be omitted from proxy solicitation materials. See Georgia-Pacific Corporation (February 22, 1988) and Crown Zellerbach Corporation (February 20, 1986).

In view of the foregoing discussion, the Corporation intends to omit the instant proposal from the Corporation's proxy materials for 1990 pursuant to SEC Rule 14a-8(c)(7). The Corporation respectfully requests confirmation that the Division will not recommend enforcement action if it does so. The Corporation, on this date and by copy of this letter, is notifying the Proponent of its intention to omit the proposal from its 1990 proxy solicitation materials.

The Corporation intends to file its preliminary proxy material with the SEC on or about March 12, 1990. Your prompt attention to this request would be appreciated. If you have any questions or comments concerning the foregoing, [*11] please call (collect) the undersigned at (412) 433-2922 or F. H. Jones at (412) 433-2882.

Very truly yours,

INQUIRY-1:

1988 SEC No-Act. LEXIS 396

Securities Exchange Act of 1934 -- Rule 14a-8

Mar 17, 1988

[*1] BankAmerica Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
March 17, 1988
RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: BankAmerica Corporation (the "Company")
Incoming letter dated January 7, 1988

The proposal relates to a requirement that members of the board of directors own and retain, until at least one year after expiration of his or her term, 5000 shares of the Company's common or preferred stock.

There appears to be some basis for your view, supported by the opinion of counsel, that is to the extent the proposal mandates certain actions it intrudes upon the discretionary authority of the Board of Directors and is therefore excludable under Rule 14a-8(c)(1). Further, there appears to be some basis for counsel's opinion that the proposal, as currently drafted, is not a proper subject for shareholder action because it does not propose an amendment to the Company's Certificate of Incorporation or By-laws, as required by Section 141(b) of the Delaware General Corporation Law. However, it appears that these defects would be cured if the form of the proposal were changed to a request or recommendation that the Board amend [*2] the Certificate of Incorporation or By-laws, or take the steps necessary to implement the requested action. Assuming the proponent promptly amends the proposal in the manner indicated, this Division does not believe that management may rely on Rule 14a-8(c)(1) as a basis for omitting the proposal.

There appears to be some basis for your view that the proposal, as currently drafted, is vague and indefinite and therefore excludable under Rule 14a-8(c)(3), because it does not specify whether ownership of Company stock must be record ownership, or whether indirect or beneficial ownership would be sufficient to satisfy the proposed ownership requirement. It appears, however, that this defect may be corrected by the proponent. Assuming the proponent promptly revises the proposal to specify the type of ownership intended, this Division does not believe that the Company may rely on Rule 14a-8(c)(3) as a basis for omitting the proposal from its proxy material.

There appears to be some basis for your opinion that the penultimate sentence of the supporting statement, as presently drafted, would violate Rule 14a-9 and may therefore be excluded pursuant to Rule 14a-8(c)(3). It appears, [*3] however, that this defect would be cured if the sentence were amended to indicate that it reflects the opinion or belief of the proponent. Assuming the proponent promptly amends the penultimate sentence of the supporting statement in the foregoing manner, we do not believe that the Company may rely on Rule 14a-8(c)(3) as a basis for omitting that sentence from its proxy material.

This Division does not concur in your opinion as to the applicability of paragraphs (a)(2), (c)(2), (c)(8) and (c)(9) of Rule 14a-8 to the proposal. Accordingly, the Division does not believe that the Company may rely on any of those provisions as a basis for omitting the proposal from its proxy material.

Sincerely,
Cecilia D. Blye
Special Counsel

INQUIRY-1: BankAmerica Corporation
Bank of America Center
Box 37000
San Francisco, California 94137
January 7, 1988

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BankAmerica Corporation - Proxy Statement for 1988 Annual Meeting - Rossi Proposal

Ladies and Gentlemen:

The 1988 shareholders' meeting of BankAmerica Corporation ("BAC") is scheduled for May 26, 1988. By letter dated October 11, 1987, Mr. Emil Rossi submitted [*4] the enclosed proposal and supporting statement for inclusion in the proxy statement relating to the meeting. BAC intends to omit them from its proxy materials. I enclose an opinion of counsel supporting omission.

The proposal, if adopted, would mandate that, beginning with the 1989 election of directors, each director of BAC must own at least 5,000 shares of BAC common or preferred stock throughout his or her tenure on the Board of Directors and for at least one year after leaving the Board.

On the advice of counsel, BAC intends to omit the proposal and supporting statement from the proxy materials on the following grounds:

1. The proponent did not state the date of acquisition of his shares at the time he submitted his proposal.

2. The proponent did not provide documentary support at the time he submitted his proposal of his claim to be a beneficial owner of BAC shares.

3. The proposal is not a proper subject for action by shareholders under the laws of the State of Delaware, BAC's jurisdiction of incorporation.

4. The proposal, if implemented, would require BAC to violate Delaware law.

5. The supporting statement contains materially false or misleading statements, [*5] as discussed below.

6. The proposal is inherently vague and indefinite, as described below.

7. The proposal relates to an election to office and is counter to a proposal to be submitted by BAC.

Materially False and Misleading Statements

The supporting statement contains several assertions which are materially false or misleading, and which could cause shareholders to believe that directors who do not satisfy an arbitrary share ownership requirement are not fit to serve as directors. The proponent has advanced no reasonable basis for these statements, and these statements are false.

In particular, the supporting statement asserts that ". . . directors without at least five thousand shares lack the motivation to be a director." The proponent has not provided any factual foundation for this assertion and BAC submits that he could not do so. Several incumbent directors of BAC, who have rendered distinguished service to the corporation, hold fewer than 5,000 shares of BAC stock. The proponent implies that these individuals "lack the motivation to be a director" and thus impugns their qualifications, integrity and dedication in a materially false manner.

The supporting [*6] statement also asserts that "[t]he demanding environment we have today requires directors to have a strong, undivided and leasing interest in our corporation." It is implied that directors who own fewer than 5,000 shares of BAC stock do not have a "strong, undivided and lasting interest" in BAC. Such implications are totally without foundation, impugn the qualifications, integrity and dedication of incumbent BAC directors and are materially false.

Inherently Vague and Indefinite Proposal

The proposal specifies that BAC directors must "own a minimum of 5,000 shares of BankAmerica Corp.: common, preferred or a combination of both." The proposal is inherently vague and indefinite in that it does not specify whether indirect or beneficial ownership of shares or possession of options, warrants or rights would qualify as "ownership" pursuant to the proposal. Similarly, issues such as whether shares pledged would still be deemed to be "owned" are left unresolved. Therefore, shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what steps BAC would take if the proposal were implemented. The proposal is therefore misleading because [*7] any standard of "ownership" adopted by BAC if the proposal were implemented could be quite different from the standards anticipated by shareholdders at the time they voted on the proposal.

BAC respectfully requests confirmation that the staff concurs in the grounds for omitting this proposal from its proxy materials for the 1988 annual meeting of shareholders.

Sincerely,
Cheryl A. Knowles-Sorokin
Bank of America
January 7, 1988

BankAmerica Corporation
555 California Street
San Francisco, CA 94104

Re: 1988 Annual Meeting of Shareholders - Rossi Proposal

Ladies and Gentlemen:

You have requested my opinion as to whether BankAmerica Corporation, a Delaware corporation ("BAC"), may omit from its proxy solicitation materials for its 1988 annual meeting of shareholders the proposal submitted by Mr. Emil Rossi by letter dated October 11, 1987.

The proposals, if adopted, would mandate that, beginning with the 1989 election of directors, each director of BAC must own at least 5,000 shares of BAC common or preferred stock throughout his or her tenure on the Board of Directors and for at least one year after leaving the Board.

It is my opinion that the proposal and supporting [*8] statement may be omitted from the proxy materials for the following reasons, as more fully discussed below:

1. The proponent did not state the date of acquisition of his shares at the time he submitted the proposal, thereby violating the requirements of Rule 14a-8(a)(2) for properly submitting a proposal.

2. The proponent did not provide documentary support at the time he submitted the proposal of his claim to be a beneficial owner of BAC voting securities, further violating the requirements of Rule 14a-8(a)(2).

3. The proposal is not a proper subject for action by shareholders under the laws of the State of Delaware, BAC's jurisdiction of incorporation, and may be omitted pursuant to Rule 14a-8(c)(1).

4. The proposal, if implemented, would require BAC to violate Delaware law and may be omitted pursuant to Rule 14a-8(c)(2).

5. You have informed me that the proposal and supporting materials contain materially false or misleading statements. Inclusion of the proposal in the proxy materials would violate Rule 14a-9. Therefore, the proposal may be omitted pursuant to Rule 14a-8(c)(3).

6. The proposal is inherently vague and indefinite and may be omitted pursuant to [*9] Rule 14a-8(c)(3).

7. The proposal relates to an election to office and is counter to a proposal to be submitted by BAC and may be omitted pursuant to Rules 14a-8(c)(8) and 14a-8(c)(9).

Violations of Notice Requirements

In 1983 the Securities and Exchange Commission ("SEC") amended the shareholder proposal rules. Among other things, the SEC increased the requirements that proponents had to meet in order to be eligible to have proposals included in the issuer's proxy statement. Among the changes was a requirement that "[a]t the time he submits a proposal, a proponent shall provide the issuer in writing with . . . the dates upon which he acquired such securities, and documentary support for a claim of beneficial ownership." Rule 14a-8(a)(2) (emphasis added). At the time the proponent submitted the proposal, he provided neither the date the securities were acquired, nor documentary support for his claim of beneficial ownership.

The failure to meet these two requirements is fatal. This is clear from comparing Rule 14a-8(a)(2) to Rule 14a-8(a)(1). The latter provision covers documentary support of the value of the shares owned by a proponent or of the length of time [*10] the proponent has owned the shares. The proponent does not have to submit such documentary support upon submission of the proposal. Instead, it has to be submitted only after a request from the issuer. Only if the proponent fails to provide such documentary support within 14 days after the request is the absence of the documentary support fatal. In contrast, Rule 14a-8(a)(2) requires the date of acquisition and documentary support of current beneficial ownership to be provided at the time of submission. Moreover, no request-and-cure procedure is provided for the failure to comply with Rule 14a-8(a)(2. Where the Commission desired such a procedure, it included one in the rules. See Rule 14a-8(a)(1) (support for value and length of ownership); Rule 14a-8(a)(4) (number of proposals and 500-word limit). Thus, it is clear the 14a-8(a)(2) notice requirements are mandatory and not curable. Their violation by the proponent renders the proposal ineligible for inclusion in the 1988 proxy solicitation materials.

I have reviewed several letters from the staff of the SEC concerning the requirements of Rule 14a-8. My conclusion that a violation of the Rule 14a-8(a)(2) requirements [*11] if fatal is supported by the staff's position about a proposal submitted to Chomerics, Inc. in October 1983. Chomerics, Inc. (SEC staff letter, Mar. 23, 1984). The proponent submitted the proposal but no supporting statement. Rule 14a-8(b)(1), in language similar to that of Rule 14a-8(a)(2), requires a supporting statement to be "furnished to the issuer at the time that the proposal is furnished." The proponent pointed out: (1) he submitted the proposal long before the deadline; (2) his original letter stated he would submit a supporting statement if Chomerics decided to oppose the proposal; (3) when several weeks passed with no response from Chomerics, he sent another letter resubmitting his proposal and the reference to a supporting statement; (4) Chomerics' chief financial officer wrote him after a few more weeks, acknowledging receipt of the proponent's letters and saying the officer would call the proponent; (5) almost two months later the officer called the proponent and asked him to withdraw the proposal and discuss the matter further with an outside director who would call a few days later; (6) the outside director called at midnight on a Sunday night and agreed to [*12] call back the next day, but never did; (7) immediately thereafter, the proponent received a letter from Chomerics to the SEC proposing to omit the proposal from the proxy statement on various grounds; and (8) by letter dated only two days after Chomerics' letter to the SEC, the proponent submitted a supporting statement to Chomerics and the SEC. The SEC staff did not agree that Chomerics could omit the proposal from the proxy statement. However, despite the extenuating circumstances detailed above, the SEC staff decided the supporting statement could be omitted because the proponent failed to submit the supporting statement at the time the proposal was submitted. I believe the SEC staff's position is correct, because, as with the requirements of Rule 14a-8(a)(2), the Rule provides no notice-and-cure procedure for a failure to comply with the requirements.

The SEC staff has also taken positions which are not consistent with my conclusion regarding Rule 14a-8(a)(2). See Sunstates Corp. (SEC staff letter, Nov. 7, 1984); Union Oil Co. (SEC staff letter, March 6, 1984); McDonnell Douglas Corp. (SEC staff letter, Feb. 29, 1984); Republic Airlines, Inc. (SEC staff letter, [*13] Feb. 15, 1984). There is no regulatory basis for the positions the staff took in those situations, because they contradict the language of Rule 14a-8. These erroneous applications of the rule should be disavowed.

Not a Proper Subject for Shareholder Action

BAC is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law provides:

"The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The directors cannot turn over to others the responsibility to exercise their personal judgment on matters expressly consigned to board action. See, e.g., *University Computing Co. v. Lykes-Youngstown Corp., 504 F.2d 518, 531 (5th Cir. 1974); Securities & Exch. Comm'n v. Insurance Securities, Inc., 254 F.2d 642, 650* (9th Cir.), cert. denied, *358 U.S. 823 (1958); Lehrman v. Cohen, 43 Del. Ch. 222, 222 A.2d 800, 808 (Del. Super. 1966); Adams v. Clearance Corp., 35 Del. 459, 121 A.2d 302, 305-06 (1956); Field v. Carlisle Corp., 31 Del. Ch. 227, 68 A.2d 817 (1949);* In [*14] *re Arcadia Dairies, Inc., 15 Del Ch. 248, 135 A. 846 (1927); Lippman v. Kehoe Stenograph Co., 95 A. 895 (Del. Ch. 1915),* aff'd, *102 A. 988 (Del. Super. 1918).* The shareholders do not have the power to remove from the board its ability to exercise discretion on matters for which it is responsible. See *Abercrombie v. Davies, 35 Del. Ch. 599, 123 A.2d 893 (1956),* rev'd on other grounds, *36 Del. Ch. 371, 130 A.2d 338 (Del. 1957).* A proposal mandating procedures to be followed by the directors is therefore not a proper subject for action by the shareholders and may be omitted from the proxy statement pursuant to Rule 14a-8(c)(1). Securities Exchange Act Release No. 12999 (Nov. 22, 1976); Automation Industries, Inc. (SEC staff letter, Mar. 1, 1978); Reserve Oil & Gas Corp. (SEC staff letter, Feb. 27, 1978); Occidental Petroleum Corp. (SEC staff letter, Mar. 22, 1977).

Section 141(b) of the Delaware General Corporation Law provides in pertinent part that "[d]irectors need not be stockholders unless so required by the certificate of incorporation or the by-laws." Article III, Section 1 of the By-laws of BAC provides in pertinent part that "[d]irectors [*15] need not be shareholders." The proposal is therefore contrary to the By-laws of BAC. The proponent has not proposed an amendment to either the Certificate of Incorporation or the By-laws of BAC.

In addition, BAC's By-laws give the directors authority to fill vacancies on the Board of Directors. By mandating that directors must own a certain number of BAC equity securities, the shareholders would be intruding upon the discretionary authority of the Board of Directors to elect directors to fill vacancies on the Board until the next annual election and until their successor or successors are elected and qualified.

Furthermore, Section 141(c) of the Delaware General Corporation Law authorizes the board of directors to designate one or more committees consisting of one or more of the directors of the corporation, and BAC's By-laws provide that the Board of Directors may designate one or more committees, each to consist of two or more directors of BAC. BAC has a Nominating Committee of the Board of Directors that identifies and recommends to the Board of Directors the nominees for election to the Board. Although the Nominating Committee will consider shareholder recommendations [*16] of individuals for consideration as nominees, the determination of nominees for recommendation to the Board of Directors is within the sole discretion of the Nominating Committee, and the final selection of the Board's nominees is within the sole discretion of the Board of Directors. The proposal would mandate that all directors must own a certain number of BAC equity securities and it therefore must intrude upon the discretionary authority of the Board of Directors and its Nominating Committee in selecting nominees for election to the Board.

For these reasons, the proposal is not a proper subject for shareholder action under Delaware law and may be omitted from the proxy materials pursuant to Rule 14a-8(c)(1).

Would Require BAC to Violate Delaware Law

The proposal, if adopted, would require each director of BAC "to hold onto a minimum of five thousand (5,000) shares at least one year after his or her term expires to ensure that the stock price would not be manipulated for personal profit." This element of the proposal would apparently require BAC to restrict transfer of BAC equity securities held by former directors to enforce compliance with this requirement.

The legality [*17] off such transfer restrictions would be determined pursuant to Section 202(c) of the Delaware General Corporation Law. Section 202(c)(3) of the Delaware General Corporation Law permits a restriction of transfer if the restriction requires the corporation to consent to any proposed transfer of the restricted securities. The Delaware Chancery Court has stated that Section 202(c)(3) is merely a codification of the rule of *Lawson v. Household Finance Corp., 17 Del. Ch. 1, 147* A.312 (Del. 1930), that a restraint on the free transferability of stock which gives the corporation the right to pass on a shareholder's right to transfer it to another is permissible provided it bears some necessary relation to the best interests of the corporation. *Grynberg v. Burke 378 A.2d 139 (Del. Ch. 1977).*

The transfer restriction imposed by the proposal would not meet the standard required by Delaware law because it restricts the free transferability of former directors' stock without bearing any necessary relation to the best interests of the corporation. The proposal, as quoted above, indicates that the reason for the restriction is to "ensure that the stock price would not be manipulated [*18] for personal profit." This aspect of the proposal is clearly unnecessary because there are already ample legal safeguards against stock manipulation by corporate insiders. Section 16(b) of the Securities Exchange Act of 1934 ("1934 Act") and the rules and regulations promulgated by the SEC thereunder provide a comprehensive regime of regulation of stock transactions by insiders, including former insiders to the extent that they engage in short-swing trading within a maximum of six months after leaving corporate office. Former directors are also subject to the provisions of Section 10(b) of the 1934 Act and Rule 10b-5 thereunder regarding their ability to trade while in possession of material inside information. These regulations obviate any necessity for the restrictions that would be imposed by the proposal and make clear that such restrictions do not bear any necessary relation to the best interests of BAC.

For these reasons, the proposal would require BAC to violate Delaware law and may be omitted from the proxy materials pursuant to Rule 14a-8(c)(2).

False or Misleading Statements

You have informed me that the proposal and the supporting statement contain statements [*19] that are materially false or could materially mislead shareholders considering this proposal. The inclusion of such statements would violate Rule 14a-9.

In 1973, the SEC staff considered a supporting statement with respect to a similar director share ownership proposal submitted to Arizona Public Service Company. The staff concluded that "... there appears to be some basis for management's opinion that the second sentence of the supporting statement is in violation of Rule 14a-9 by stating in effect that directors who own less than 1,000 shares of the company's common stock have a 'lack of confidence and disinterest' in the company." Arizona Public Service Company (SEC staff letter, Mar. 1, 1973). The proponent makes similar assertions in his supporting statement, stating in effect that directors who own fewer than 5,000 shares of BAC stock lack a "strong, undivided and lasting interest" in BAC.

For these reasons, the proposal may be omitted from the proxy statement pursuant to Rule 14a-8(c)(3).

Inherently Vague and Indefinite Proposal

The proposal specifies that BAC directors must "own a minimum of 5,000 shares of BankAmerica Corp.: common, preferred or a combination [*20] of both." The proposal is inherently vague and indefinite in that it does not specify whether indirect or beneficial ownership of shares or possession of options, warrants or rights would qualify as "ownership" pursuant to the proposal. Similarly, issues such as whether shares pledged would still be deemed to be "owned" are left unresolved. Thus, shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what steps BAC would take if the proposal were implemented. The proposal is therefore misleading because any standard of "ownership" adopted by BAC if the proposal were implemented could be quite different from the standards anticipated by shareholders at the time they voted on the proposal.

The SEC staff has recognized that a proposal that does not address these issues with respect to the nature of ownership required to satisfy a mandatory share ownership requirement for directors may be omitted as inherently vague and indefinite. Midatlantic Banks, Inc. (SEC staff letter, Jan. 29, 1982).

The inclusion of the proposal in the proxy statement would therefore violate Rule 14a-9. The proposal may be omitted pursuant to Rule [*21] 14a-8(c)(3).

Relates to an Election to Office and Is Counter to a Proposal to be Submitted by BAC

The proposal would not take effect by its terms until the election of directors at the 1989 Annual Meeting of Shareholders. However, the proposal and supporting statement appear to be an effort by the proponent to call into question the qualifications of certain of the nominees for election at the 1988 Annual Meeting. The proposal could be viewed as an effort to oppose management's solicitation on behalf of those nominees for election as directors at the 1988 Annual Meeting who do not own at least 5,000 shares of BAC equity securities.

In *Rauchman v. Mobil Corporation, 739 F.2d 205 (6 Cir. 1984),* the court upheld the right of a corporation to omit a shareholder proposal disqualifying citizens of OPEC countries from election to the board under Rules 14a-8(c)(8) and 14a-8(c)(9) because the proposal and supporting statement called into question the qualifications of one of the corporation's directors and could be seen as an effort to oppose the management's solicitation on behalf of that director's re-election. Although the proponent seeks to avoid the problems of the proposal [*22] considered in the Rauchman case by stating that his proposal will not become effective until 1989, the proposal and supporting statement, which you have informed me contain materially false or misleading statements tending to impugn the qualifications, integrity and dedication of directors who do not meet the proposed shareholding threshold, call into questions the qualifications of those BAC director nominees who own fewer than 5,000 shares of BAC stock and can be seen as an effort to oppose BAC's solicitation on their behalf with respect to the 1988 Annual Meeting.

The SEC staff has taken positions that are not consistent with my conclusion regarding Ruls 14a-8(c)(8) and 14a-8(c)(9). See e.g. Philadelphia Electric Co. (SEC staff letter, Jan. 6, 1987); The Southern Company (SEC staff letter, Mar. 22, 1985); Middle South Utilities, Inc. (SEC staff letter, Mar. 14, 1984). In these letters, the SEC staff interpreted Rules 14a-8(c)(8) and 14a-8(c)(9) to apply only to shareholders proposals that affect elections of directors taking place concurrently with voting on such proposals. As noted above, the proponent's proposal, while it would not disqualify directors who [*23] own fewer than 5,000 shares of BAC stock until the 1989 Annual Meeting of Shareholders, seems intended to question the motivation and qualifications of certain of the BAC director nominees in a manner that would affect consideration by shareholders with respect to the 1988 election of directors. Thus, I believe that the fact that the proposal would not formally disqualify directors who own fewer than 5,000 shares until next year should not save the proposal from exclusion pursuant to Rules 14a-8(c)(8) and 14a-8(c)(9).

For these reasons, the proposal relates to an election to office and is counter to a proposal to be submitted by BAC and may be omitted pursuant to Rules 14a-8(c)(8) and 14a-8(c)(9).

Very truly yours,
Daniel W. Lally
Senior Counsel
JOHN ROSSI & SON
Land and Timber
BOX 249
BOONVILLE, CALIFORNIA
Phone TW5-3261
October 11, 1987

BankAmerica Corp.
Corp. Secretary's Office # 3018
P.O. Box 37000
San Francisco, CA 94137

Dear Madame:

Below is my shareholders proposal I wish to submit in the proxy materials for the 1988 Annual meeting. I have read through Rule 14a-8 and believe this is proper and meets their guide lines.

The following proposal will apply to the 1989 [*24] election of directors and all subsequent elections thereafter.

In order to be eligible to serve as a member of the Board of Directors of BankAmerica, one must own a minimum of five thousand (5000) shares of BankAmerica Corp.: common, preferred or a combination of both for the entire length of his or her term as a director. In addition, one must sign an agreement to hold onto a minimum of five thousand (5000) shares at least one year after his or her term expires to ensure that the stock price would not be manipulated for personal profit.

Sincerely,
Emil Rossi
P.O. Box 249
Boonville, Ca. 95415
JOHN ROSSI & SON
Land and Timber
BOX L
BOONVILLE, CALIFORNIA
PHONE TW5-3261
October 18, 1987

BankAmerica Corp.

Corp. Secretary's office #3018
P.O. Box 37000
San Francisco, Ca. 94137

STATEMENT IN FAVOR OF EMIL ROSSI PROPOSAL

Executive officers are directly accountable to the Board of Directors; the Board of Directors are directly accountable to the shareholders. This is the chain of authority in corporate America.

There are many individuals, corporations and institutions who own much more than five thousand shares. Today, directors with less than five thousand shares are making [*25] decisions for these large and significant investors.

A person with a large investment in a corporation has a strong, undivided and lasting interest in the corporation. This person is motivated in two ways. First, the upside; he or she wants to see their investment grow. In the process, customers, employees and shareholders fare well. Second, the down side; he or she does not want to see their investment shrink. In the process, customers, employees and shareholders fare poorly. Simply, directors without at least five thousand shares lack the motivation to be a director. The demanding environment we have today requires directors to have a strong, undivided and lasting interest in our corporation.

Emil Rossi
Emil Rossi
P.O. Box 249
Boonville, Ca 95415
January 23, 1988

Securities & Exchange Commission
450 Fifth St.
Washington, D.C. 20549

Dear Madam;

In regards to Bank of America's Letter to you to omit my proposal, as per copy of their letter.

We stated clearly on my letter with the proposal sent by certified mail, the number of shares, certificate number, and the date of acquisition. Since this is the third proposal we have submitted now and in prior years, I'm sure [*26] they know me. The rest of their objections are nit picking. Trying to find objections to omit my proposal when there are none. For instance, the implication that stockholders are not intelligent enough to read and understand simple language. The implication that motivation means nothing in our free enterprise system is ridiculous. At this time, so far, we have two proposals which have been approved for inclusion on proxies, Baker Hughes and Pacific Gas & Electric. They are basically the same with the exception of the amount of shares; 2000 each instead of 5000 for B of A. This is because of the low price of B of A shares. I thank you for your attention.

Sincerely,
Emil Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
Response to No Action Request
Emil Rossi

Ladies and Gentlemen:

This attachment to the above letterhead is forwarded on **January 16, 2004**.

Sincerely,

John Chevedden

cc: Emil Rossi
Ray Irani

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 16, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

**Poison Pill Proposals and
Substantially Implemented Criteria**

Ladies and Gentlemen:

The following is additional material which applies to a poison pill proposal for a two-point single-concept policy calling for:
1-A shareholder vote policy regarding a poison pill
Plus
2-A shareholder vote if the policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-point policy calls for a vote at each of the two points. There is no substantial implementation if the company sets up a condition:
1-Where the company has complete control
2-And the company can avoid a vote at both point-one and point-two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The company is in the inscrutable position of claiming that the first half of the two-point policy compares favorably with the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

A vote is consistent with fiduciary duty

A vote gives the board greater incentive to meet its fiduciary duty

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-point policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at either point then there is no substantial implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution now that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. <u>But their policies include a huge loophole giving</u>

their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)

A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)

A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)

A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)

A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)

A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Fiduciary Out

A non-binding vote on the second part of this two-part proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976.

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders."[7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

[6] Release 34-12999, (Nov. 22, 1976) [41 FR

[7] *Id.* at p.16.

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
Response to No Action Request
Emil Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

2] Contrary to the company claim the undersigned discussed this topic at length with the company. As part of this discussion the company asked the undersigned to make a special trip to the company offices in the week prior to the 2003 annual meeting.

3] According to the 2003 company pill policy a new and unvoted poison pill can remain in effect for a year – a time-span almost guaranteed to doom most potential tender offer. An unvoted pill could thus have a 23-month impact because it is possible to have only one annual meeting in a given 23-month period.

There is no provision in the company policy which would prevent the board from adopting a poison pill at any time and without a shareholder vote at any time. The company policy merely states that a board committee will study the pill once a year and make a report. The company claims that the policy enables it to take a general range of actions regarding the poison pill. Under this wide-ranging policy is would seem consistent that the committee could decide at the next annual study to formally dispense with any further annual studies and any remaining provisions of this policy. The board is free to adopt a pill at any time between each annual study. Additionally this policy can be removed at any time without a shareholder vote at any time.

The company fails to claim that any part of this sentence in the proposal is addressed: "Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

Without this key sentence the proposal is subject to manipulation at the expense of shareholders because the policy can be removed at any time and the removal would be without a shareholder vote at any time. The Board could simply remove the policy at any time the board felt uncomfortable without a poison pill.

The attached "Key Statistics for OCCIDENTAL ... – Yahoo! Finance" is *independent* evidence of the 17% insider holdings in 2003. The URL is http://finance.yahoo.com/q/ks?s=OXY.

4] The company does not explain how shareholders would conclude that an extreme coincidence occurred: Each of 79 companies reported a 60% vote on the poison pill proposal topic.

Contrary to the deceptive company claim the proposal does not state that a token response is doing "nothing." The proposal states a token response is not a "substitute for this proposal."

Against its own argument the company claims that the issue is not accuracy but whether the company is to get "credit" for its purported "governance record."

With sentence after sentence of contrived and rebutted company objections added to no support or thin support for many objections, the company may be subject to this criticism:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

I do not believe the company has met its burden of proof according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Emil Rossi
Ray Irani

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Symbol(s): [ ] **GO** **Symbol Lookup** | **Finance Search**

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Key Statistics

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Data provided by Multex, except where noted.

VALUATION MEASURES

Market Cap (intraday):	16.18B
Enterprise Value (27-Dec-03)3:	20.12B
Trailing P/E (ttm):	10.56
Forward P/E (fye 31-Dec-04)1:	12.76
PEG Ratio (5 yr expected)1:	1.70
Price/Sales (ttm):	1.77
Price/Book (mrq):	2.15
Enterprise Value/Revenue (ttm)3:	2.21
Enterprise Value/EBITDA (ttm)3:	4.87

FINANCIAL HIGHLIGHTS

Fiscal Year	
Fiscal Year Ends:	31-Dec
Most Recent Quarter (mrq):	30-Sep-03
Profitability	
Profit Margin (ttm):	17.83%
Operating Margin (ttm):	30.62%
Management Effectiveness	
Return on Assets (ttm):	9.59%
Return on Equity (ttm):	22.88%
Income Statement	
Revenue (ttm):	7.49B
Revenue Per Share (ttm):	23.62
Revenue Growth (lfy)3:	-47.30%
Gross Profit (ttm)2:	3.93B
EBITDA (ttm):	4.13B
Net Income Avl to Common (ttm):	1.54B
Diluted EPS (ttm):	3.977
Earnings Growth (lfy)3:	-14.30%
Balance Sheet	
Total Cash (mrq):	529.00M

TRADING INFORMATION

Stock Price History	
Beta:	0.436
52-Week Change:	44.61%
52-Week Change (relative to S&P500):	17.97%
52-Week High (24-Dec-03):	42.06
52-Week Low (27-Jan-03):	27.17
50-Day Moving Average:	37.36
200-Day Moving Average:	33.96
Share Statistics	
Average Volume (3 month):	1,256,090
Average Volume (10 day):	1,547,000
Shares Outstanding:	385.13M
Float:	319.70M
% Held by Insiders:	16.99%
% Held by Institutions:	78.67%
Shares Short (as of 8-Dec-03):	5.65M
Daily Volume (as of 8-Dec-03):	N/A
Short Ratio (as of 8-Dec-03):	4.631

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	72%
2003	44%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal – plus insiders own 17% of our stock. Our Directors also had shareholders contacted for their vote-no pitch. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible election. The proposal gives directors the "discretion to set the earliest election date and in responding to shareholder votes."

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(10). We note Occidental's representation that it has adopted a policy that requires shareholder approval in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which Occidental relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor